   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1998

                                                REGISTRATION NOS. 333-45849

                                                                  333-42673

                                                                  333-35727

                                                                  333-42669

                                                                  333-24843

                                                                  333-45861
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:
                          TAX EXEMPT SECURITIES TRUST


                            NATIONAL TRUST 230

                           CALIFORNIA TRUST 162

                             FLORIDA TRUST 81
                               MARYLAND TRUST 102
                              NEW JERSEY TRUST 133

                            NEW YORK TRUST 167

B. NAME OF DEPOSITOR:
                               SMITH BARNEY INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                               SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                               LAURIE A. HESSLEIN
                               Smith Barney Inc.
                              388 Greenwich Street
                            New York, New York 10013

                                    COPY TO:
                            MICHAEL R. ROSELLA, ESQ.
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  AN INDEFINITE NUMBER OF UNITS OF BENEFICIAL INTEREST PURSUANT TO RULE 24F-2
       PROMULGATED UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
                                   INDEFINITE

G. AMOUNT OF FILING FEE:
                            NO FILING FEE REQUIRED.

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      ---------------------------------------------------------
                         National Trust 230 Florida Trust 81

                                                      New Jersey Trust 133
TAX EXEMPT
SECURITIES               California Trust 162
TRUST                                          Maryland Trust 102
                                                             New York Trust 167
----------------------      ---------------------------------------------------

18,000 UNITS
          INVESTORS SHOULD READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

IN THE OPINION OF COUNSEL UNDER EXISTING LAW, INTEREST INCOME TO THE TRUSTS AND TO UNIT HOLDERS (EXCEPT IN CERTAIN INSTANCES DEPENDING UPON THE UNIT HOLDERS) IS EXEMPT FROM FEDERAL INCOME TAX AND FROM CERTAIN STATE AND LOCAL PERSONAL INCOME TAXES, TO THE EXTENT INDICATED, IN THE STATE FOR WHICH A STATE TRUST IS NAMED. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX.

THE TAX EXEMPT SECURITIES TRUST consists of separate underlying unit investment trusts designated as National Trust 230, California Trust 162, Florida Trust 81, Maryland Trust 102, New Jersey Trust 133 and New York Trust 167 (the "National Trust," "California Trust,""Florida Trust," "Maryland Trust," "New Jersey Trust" and the "New York Trust," respectively) (the "Trusts" or the "Trust" as the context requires and in the case of a Trust designated by a state name, the "State Trust" or the "State Trusts," as the context requires). Each Trust was formed to obtain for its Unit holders tax-exempt interest income and conservation of capital through investment in a professionally selected, fixed portfolio of municipal bonds rated at the time of deposit in the category A or better by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's"), Fitch Investors Service, Inc. ("Fitch") or Duff & Phelps Credit Rating Co. ("Duff & Phelps"). (See "Portfolio of Securities".) Each State Trust comprises a fixed portfolio of interest-bearing obligations issued primarily by or on behalf of the state for which such State Trust is named and counties, municipalities, authorities or political subdivisions thereof. Interest on all bonds in each Trust is in the opinion of counsel under existing law, with certain exceptions, exempt from regular Federal income taxes (see Part B, "Taxes") and from certain state and local personal income taxes in the state for which a State Trust is named, but may be subject to other state and local taxes. (See discussions of State and local taxes in Part C.)

THE PUBLIC OFFERING PRICE of the Units of each Trust during the initial public offering period is equal to the aggregate offering price of the underlying bonds in the Trust's portfolio divided by the number of Units outstanding in such Trust, plus a sales charge. The Public Offering Price of the Units of each Trust following the initial public offering period is equal to the aggregate bid price of the underlying bonds in the Trust's portfolio divided by the number of Units outstanding in such Trust, plus a sales charge. During the initial public offering period the sales charge is equal to 4.70% of the Public Offering Price (4.932% of the aggregate offering price of the bonds per Unit) for each Trust, and following the initial public offering period this charge will be equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the bonds per Unit) for each Trust. See Part B, "Public Offering-- Distribution of Units" for a description of the initial public offering period. If the Units had been available for sale on May 14, 1998, the Public Offering Price per Unit (including the sales charge) would have been $1,028.54, $1,020.17, $1,030.91, $1,034.54, $1,031.22 and $1,029.74 for the National
Trust, California Trust, Florida Trust, Maryland Trust, New Jersey Trust and New York Trust respectively. In addition, there will be added an amount equal to accrued interest commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).

THE SPONSOR, although not obligated to do so, intends to maintain a market for the Units of the Trusts at prices based upon the aggregate bid price of the underlying bonds, as more fully described under "Public Offering--Market for Units" in Part B. If such a market is not maintained, a Unit holder will be able to dispose of his Units through redemption, at prices that are also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time without fee or penalty.

MONTHLY DISTRIBUTIONS of principal and interest received by each Trust will be made on or shortly after the fifteenth day of each month to holders of record on the first day of that month. For further information regarding the distributions by each Trust, see "Summary of Essential Information".

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
                    SALOMON SMITH BARNEY
                    --------------------------------

                    A Member of TravelersGroup LOGO

                The date of this Prospectus is May 15, 1998

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION AS OF MAY 14, 1998 +

SPONSOR                                      RECORD DATES


  Smith Barney Inc.
                                                The first day of each month,
                                                commencing June 1, 1998

TRUSTEE


                                             DISTRIBUTION DATES
  The Chase Manhattan Bank

                                                The fifteenth day of each
                                                month,** commencing June 15,
                                                1998

EVALUATOR


  Kenny S & P Evaluation Services,
  a business unit of J.J. Kenny              EVALUATION TIME
  Company, Inc.

                                                As of 1:00 P.M. on the Date of
                                                Deposit. Thereafter, as of
                                                4:00 P.M. New York Time.

DATE OF DEPOSIT AND OF TRUST
AGREEMENT


                                             EVALUATOR'S FEE
  May 14, 1998


MANDATORY TERMINATION DATE*                     The Evaluator will receive a
                                                fee of $.29 per bond per
                                                evaluation. (See Part B,
                                                "Evaluator--Responsibility"
                                                and "Public Offering--Offering
                                                Price".)

  Each Trust will terminate on the
  date of maturity, redemption,
  sale or other disposition of the
  last Bond held in the Trust.

                                             SPONSOR'S ANNUAL PORTFOLIO
                                             SUPERVISION FEE***

                                                Maximum of $.25 per $1,000
                                                face amount of the underlying
                                                Bonds.

-------
  + The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
  * The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

 ** The first monthly income distribution of $2.38, $2.35, $2.38, $2.35, $2.35 and $2.38 for the National Trust, California Trust, Florida Trust, Maryland Trust, New Jersey Trust and New York Trust, respectively, will be made on June 15, 1998.
*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

                                              NATIONAL   CALIFORNIA   FLORIDA
                                             TRUST 230   TRUST 162    TRUST 81
                                             ----------  ----------  ----------
Principal Amount of Bonds in Trust.........  $7,000,000  $2,000,000  $2,000,000
Number of Units............................       7,000       2,000       2,000
Principal Amount of Bonds in Trust per
 Unit......................................  $    1,000  $    1,000  $    1,000
Fractional Undivided Interest in Trust per
 Unit......................................     1/7,000     1/2,000     1/2,000
Minimum Value of Trust:
  Trust Agreement may be Terminated if
   Principal Amount is less than...........  $3,500,000  $1,000,000  $1,000,000
Calculation of Public Offering Price per
 Unit*:
  Aggregate Offering Price of Bonds in
   Trust...................................  $6,861,419  $1,944,438  $1,964,913
                                             ==========  ==========  ==========
  Divided by Number of Units...............  $   980.20  $   972.22  $   982.46
  Plus: Sales Charge (4.70% of the Public
   Offering Price).........................  $    48.34  $    47.95  $    48.45
                                             ----------  ----------  ----------
  Public Offering Price per Unit...........  $ 1,028.54  $ 1,020.17  $ 1,030.91
  Plus: Accrued Interest*..................  $      .84  $      .82  $      .84
                                             ----------  ----------  ----------
    Total..................................  $ 1,029.38  $ 1,020.99  $ 1,031.75
                                             ==========  ==========  ==========
Sponsor's Initial Repurchase Price per Unit
 (per Unit Offering Price of Bonds)*.......  $   980.20  $   972.22  $   982.46
Approximate Redemption Price per Unit (per
   Unit Bid Price of Bonds)**..............  $   975.20  $   968.22  $   978.46
                                             ----------  ----------  ----------
Difference Between per Unit Offering and
 Bid Prices of Bonds.......................  $     5.00  $     4.00  $     4.00
                                             ==========  ==========  ==========
Calculation of Estimated Net Annual Income
 per Unit:
  Estimated Annual Income per Unit.........  $    52.77  $    52.16  $    52.83
  Less: Estimated Trustee's Annual Fee***..  $     1.29  $     1.39  $     1.29
  Less: Organizational Expenses****........  $      .50  $      .50  $      .50
  Less: Other Estimated Annual Expenses....  $      .58  $      .47  $      .52
                                             ----------  ----------  ----------
  Estimated Net Annual Income per Unit.....  $    50.40  $    49.80  $    50.52
                                             ==========  ==========  ==========
Calculation of Monthly Income Distribution
   per Unit:
   Estimated Net Annual Income per Unit....  $    50.40  $    49.80  $    50.52
  Divided by 12............................  $     4.20  $     4.15  $     4.21
Accrued interest from the day after the
   Date of Deposit to the first record
   date**..................................  $     2.38  $     2.35  $     2.38
First distribution per unit................  $     2.38  $     2.35  $     2.38
Daily Rate (360-day basis) of Income Ac-
 crual per Unit............................  $    .1400  $    .1383  $    .1403
Estimated Current Return based on Public
 Offering Price*****.......................        4.90%       4.88%       4.90%
Estimated Long-Term Return*****............        4.81%       4.89%       4.70%

-------

    * Accrued interest will be commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).

   ** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata share basis. (See Part B, "Redemption of Units--Computation of Redemption Price per Unit.")

  *** Per $1,000 principal amount of Bonds, plus expenses. (See Part B, "Rights of Unit Holders--Distribution of Interest and Principal.").

 **** Each Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust--as is common for mutual funds. Advertising and selling expenses, as well as any organizational costs not paid by a Trust, will be paid by the Underwriters at no cost to the Trust.

***** The Estimated Current Return is calculated by dividing the Estimated Net
      Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

                                              MARYLAND   NEW JERSEY   NEW YORK
                                             TRUST 102   TRUST 133   TRUST 167
                                             ----------  ----------  ----------
Principal Amount of Bonds in Trust.........  $2,000,000  $2,000,000  $3,000,000
Number of Units............................       2,000       2,000       3,000
Principal Amount of Bonds in Trust per
 Unit......................................  $    1,000  $    1,000  $    1,000
Fractional Undivided Interest in Trust per
 Unit......................................     1/2,000     1/2,000     1/3,000
Minimum Value of Trust:
  Trust Agreement may be Terminated if
   Principal Amount is less than...........  $1,000,000  $1,000,000  $1,500,000
Calculation of Public Offering Price per
 Unit*:
  Aggregate Offering Price of Bonds in
   Trust...................................  $1,971,839  $1,965,491  $2,944,013
                                             ==========  ==========  ==========
  Divided by Number of Units...............  $   985.92  $   982.75  $   981.34
  Plus: Sales Charge (4.70% of the Public
   Offering Price).........................  $    48.62  $    48.47  $    48.40
                                             ----------  ----------  ----------
  Public Offering Price per Unit...........  $ 1,034.54  $ 1,031.22  $ 1,029.74
  Plus: Accrued Interest*..................  $      .82  $      .82  $      .84
                                             ----------  ----------  ----------
    Total..................................  $ 1,035.36  $ 1,032.04  $ 1,030.58
                                             ==========  ==========  ==========
Sponsor's Initial Repurchase Price per Unit
 (per Unit Offering Price of Bonds)*.......  $   985.92  $   982.75  $   981.34
Approximate Redemption Price per Unit (per
   Unit Bid Price of Bonds)**..............  $   981.92  $   978.75  $   976.34
                                             ----------  ----------  ----------
Difference Between per Unit Offering and
 Bid Prices of Bonds.......................  $     4.00  $     4.00  $     5.00
                                             ==========  ==========  ==========
Calculation of Estimated Net Annual Income
 per Unit:
  Estimated Annual Income per Unit.........  $    52.17  $    52.16  $    52.83
  Less: Estimated Trustee's Annual Fee***..  $     1.28  $     1.26  $     1.29
  Less: Organizational Expenses****........  $      .50  $      .50  $      .50
  Less: Other Estimated Annual Expenses....  $      .59  $      .60  $      .52
                                             ----------  ----------  ----------
  Estimated Net Annual Income per Unit.....  $    49.80  $    49.80  $    50.52
                                             ==========  ==========  ==========
Calculation of Monthly Income Distribution
   per Unit:
   Estimated Net Annual Income per Unit....  $    49.80  $    49.80  $    50.52
  Divided by 12............................  $     4.15  $     4.15  $     4.21
Accrued interest from the day after the
   Date of Deposit to the first record
   date**..................................  $     2.35  $     2.35  $     2.38
First distribution per unit................  $     2.35  $     2.35  $     2.38
Daily Rate (360-day basis) of Income Ac-
 crual per Unit............................  $    .1383  $    .1383  $    .1403
Estimated Current Return based on Public
 Offering Price*****.......................        4.81%       4.83%       4.91%
Estimated Long-Term Return*****............        4.78%       4.77%       4.82%

-------
    * Accrued interest will be commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).

   ** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata share basis. (See Part B, "Redemption of Units--Computation of Redemption Price per Unit.")

  *** Per $1,000 principal amount of Bonds, plus expenses. (See Part B, "Rights of Unit Holders--Distribution of Interest and Principal.")
 **** Each Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust--as is common for mutual funds. Advertising and selling expenses, as well as any organizational costs not paid by a Trust, will be paid by the Underwriters at no cost to the Trust.
***** The Estimated Current Return is calculated by dividing the Estimated Net
      Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

PORTFOLIO SUMMARY AS OF DATE OF DEPOSIT

NATIONAL TRUST 230

  The Portfolio of the National Trust contains 23 issues of Bonds of issuers located in 16 States. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 30.5%*; housing facilities: 31.6%; power facilities:
7.1%; pollution control facilities: 3.1%; educational facilities: 17.5%; water and sewer facilities: 6.7%; convention facilities: 3.5%. The Trust is considered to be concentrated in hospital and health care facilities and housing facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 56.6% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (ACA, 8.3%; AMBAC, 6.3%; FSA, 11.4%; and MBIA, 30.6%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Thirteen Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the National Trust is 29.6 years.

  As of the Date of Deposit, 97.4% of the Bonds in this Trust are rated by Standard & Poor's (64.7% rated AAA, 3.7% rated AA and 29.0% rated A); and 2.6% are rated A by Moody's. For a description of the meaning of the applicable rating symbols are published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  9.3% of the Bonds in the National Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

CALIFORNIA TRUST 162

  The Portfolio of the California Trust contains 8 issues of Bonds of issuers located in the State of California. All of the issues are payable from income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 43.8%*; educational facilities: 18.6%; water and sewer facilities: 9.9%; tax allocation: 14.3%; lease rental payments: 13.4%. The Trust is considered to be concentrated in hospital and health care facilities issues.+ (See Part B, "Tax Exempt Securities Trust-- Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 25.9% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (FSA, 13.4%; FGIC, 2.6%; and MBIA, 9.9%) (see Part B, "Tax Exempt Securities Trust-- Risk Factors--Insurance"). Five Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the California Trust is 28.0 years.

-------

* Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.

+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

  As of the Date of Deposit, 90.1% of the Bonds in this Trust are rated by Standard & Poor's (16.0% rated AAA, and 74.1% rated A); and 9.9% are rated Aaa by Moody's. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  25.7% of the Bonds in the California Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

FLORIDA TRUST 81

  The Portfolio of the Florida Trust contains 8 issues of Bonds of issuers located in the State of Florida. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 37.2%*; housing facilities: 25.7%; water and sewer facilities: 8.4%; capital improvement facilities: 23.7%; special tax: 5.0%. The Trust is considered to be concentrated in hospital and health care facilities and housing facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 66.2% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (FGIC, 5.0%; FSA, 29.1%; and MBIA, 32.1%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Five Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the Florida Trust is
25.1 years.

  As of the Date of Deposit, 100% of the Bonds in this Trust are rated by Standard & Poor's (71.7% rated AAA, and 28.3% rated A). For a description of the meaning of the applicable rating symbols are published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  8.4% of the Bonds in the Florida Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

MARYLAND TRUST 102

  The Portfolio of the Maryland Trust contains 8 issues of Bonds of issuers located in the State of Maryland and the Commonwealth of Puerto Rico. Of the Bonds in this Trust, two were issued by issuers in the Commonwealth of Puerto Rico (representing 14.5%* of the Bonds in the Trust) and one is guaranteed by the taxing power of the Commonwealth representing 7.5% of the Bonds and the other was issued to finance transportation facilities. One of the issues (representing approximately 5.0% of the Bonds in the Trust) is a general obligation of a governmental entity and is backed by the taxing power of that entity. The remaining issues are payable from income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 44.8%; transportation facilities: 25.6%:

-------

* Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.

+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

educational facilities: 10.1% . The Trust is considered to be concentrated in hospital and health care facilities and transportation facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 19.9% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (AMBAC, 11.3%; and FGIC, 8.6%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Eight Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the Maryland Trust is
25.3 years.

  As of the Date of Deposit, 49.6% of the Bonds in this Trust are rated by Standard & Poor's (19.9% rated AAA, 15.2% rated AA and 14.5% rated A); and 50.4% are rated A by Moody's. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  24.8% of the Bonds in the Maryland Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

NEW JERSEY TRUST 133

  The Portfolio of the New Jersey Trust contains 10 issues of Bonds of issuers located in the State of New Jersey and the Commonwealth of Puerto Rico. Of the Bonds in this Trust, two were issued by issuers in the Commonwealth of Puerto Rico (representing 11.1%* of the Bonds in the Trust) one is guaranteed by the taxing power of the Commonwealth and one was issued to finance transportation facilities. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 43.5%; housing facilities: 5.2%; transportation facilities:
26.1%; pollution control facilities: 5.2%; water and sewer facilities: 8.9%. The Trust is considered to be concentrated in hospital and health care facilities and transportation facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 50.7% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (ACA, 5.4%; AMBAC, 5.2%; FSA, 16.6%; and MBIA, 23.5%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Eight Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the New Jersey Trust is 29.7 years.

  As of the Date of Deposit, 100% of the Bonds in this Trust are rated by Standard & Poor's (45.3% rated AAA, and 54.7% rated A). For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  5.2% of the Bonds in the New Jersey Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

-------

* Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.

+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

NEW YORK TRUST 167

  The Portfolio of the New York Trust contains 11 issues of Bonds of issuers located in the State of New York and the Commonwealth of Puerto Rico. Of the Bonds in this Trust, one was issued by an issuer in the Commonwealth of Puerto Rico (representing 5.8%* of the Bonds in the Trust) and was issued to finance transportation facilities. One of the issues (representing approximately 10.0% of the Bonds in the Trust) is a general obligation of a governmental entity and is backed by the taxing power of that entity. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 8.2%; housing facilities: 17.6%; power facilities: 16.8%; transportation facilities: 8.4%; educational facilities: 13.1%; special tax: 4.3%; water and sewer facilities:
15.8%. 21.3% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (AMBAC, 8.2%. CAPMAC, 5.2%; and MBIA, 7.9%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Nine Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the New York Trust is 23.5 years.

  As of the Date of Deposit, 81.5% of the Bonds in this Trust are rated by Standard & Poor's (29.2% rated AAA, 21.9% rated AA and 30.4% rated A); 10.1% are rated A by Moody's; and 8.4% are rated A by Fitch. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  7.9% of the Bonds in the New York Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

-------

* Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.

+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

                                                     UNITS
                          -----------------------------------------------------------
                                                                     NEW
                          NATIONAL  CALIFORNIA FLORIDA  MARYLAND   JERSEY   NEW YORK
                          TRUST 230 TRUST 162  TRUST 81 TRUST 102 TRUST 133 TRUST 167
                          --------- ---------- -------- --------- --------- ---------
Smith Barney Inc. ......    6,650      2,000     1,900    1,750     2,000     2,650
388 Greenwich Street
New York, New York 10013
William R. Hough........      250        --        100      --        --        --
100 Second Avenue
Suite 800
St. Petersburg, Florida
 33701
Legg Mason Wood Walker,
 Inc. ..................      --         --        --       250       --        --
111 South Calvert
Baltimore, Maryland
 21202
Oppenheimer & Co.,
 Inc. ..................      --         --        --       --        --        250
Oppenheimer Tower
One World Financial Cen-
 ter
New York, New York 10281
Gruntal & Co. Incorpo-
 rated..................      100        --        --       --        --        100
14 Wall Street
New York, New York 10005
                           ------     ------    ------   ------    ------    ------
Total...................    7,000      2,000     2,000    2,000     2,000     3,000
                           ======     ======    ======   ======    ======    ======

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of Tax Exempt Securities Trust,
 National Trust 230, California Trust 162, Florida Trust 81, Maryland Trust 102, New Jersey Trust 133 and New York Trust 167:

  We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 230, California Trust 162, Florida Trust 81, Maryland Trust 102, New Jersey Trust 133, and New York Trust 167 as of May 14, 1998. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on May 14, 1998, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 230, California Trust 162, Florida Trust 81, Maryland Trust 102, New Jersey Trust 133, and New York Trust 167 as of May 14, 1998, in conformity with generally accepted accounting principles.

                                                     KPMG Peat Marwick LLP

New York, New York

May 14, 1998

                        TAX EXEMPT SECURITIES TRUST

                     STATEMENTS OF FINANCIAL CONDITION

                    AS OF DATE OF DEPOSIT, MAY 14, 1998

                                                        TRUST PROPERTY
                                               --------------------------------
                                                NATIONAL  CALIFORNIA  FLORIDA
                                               TRUST 230  TRUST 162   TRUST 81
                                               ---------- ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts
   backed by letter of credit (1)............. $6,861,419 $1,944,438 $1,964,913
Accrued interest through the Date of Deposit
 on underlying bonds (1)(2)...................    108,588     23,838     33,222
Organizational costs (3)......................     17,500      5,000      5,000
                                               ---------- ---------- ----------
    Total..................................... $6,987,507 $1,973,276 $2,003,135
                                               ========== ========== ==========
                                               LIABILITIES AND INTEREST OF UNIT
                                                           HOLDERS
                                               --------------------------------
Liabilities:
  Accrued interest through the Date of Deposit
   on underlying bonds (1)(2)................. $  108,588 $   23,838 $   33,222
  Accrued expenses (3)........................     17,500      5,000      5,000
                                               ---------- ---------- ----------
                                                  126,088     28,838     38,222
                                               ---------- ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest out-
   standing (National Trust 230: 7,000;
   California Trust 162: 2,000; Florida Trust
   81: 2,000) Cost to investors (4)...........  7,199,825  2,040,337  2,061,822
   Less--Gross underwriting commission (5)....    338,406     95,899     96,909
                                               ---------- ---------- ----------
   Net amount applicable to investors.........  6,861,419  1,944,438  1,964,913
                                               ---------- ---------- ----------
    Total..................................... $6,987,507 $1,973,276 $2,003,135
                                               ========== ========== ==========

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on May 14, 1998, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $19,000,000 which was deposited with the Trustee for the purchase of $18,000,000 principal amount of Bonds pursuant to contracts to purchase such Bonds at the Sponsor's aggregate cost of $17,652,113 plus $259,113 representing accrued interest thereon through the Date of Deposit.

(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."

(3) Organizational costs to be paid by the Trusts have been deferred and will be amortized over five years.

(4) Aggregate public offering price (exclusive of interest) computed on 7,000, 2,000 and 2,000 Units of National Trust, California Trust and Florida Trust, respectively, on the basis set forth in Part B, "Public Offering-- Offering Price."

(5) Sales charge of 4.70% computed on 7,000, 2,000 and 2,000 Units of National Trust, California Trust and Florida Trust, respectively, on the basis set forth in Part B, "Public Offering--Offering Price."

(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying Bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                    AS OF DATE OF DEPOSIT, MAY 14, 1998

                                                        TRUST PROPERTY
                                               --------------------------------
                                                MARYLAND  NEW JERSEY  NEW YORK
                                               TRUST 102  TRUST 133  TRUST 167
                                               ---------- ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts
   backed by letter of credit (1)............. $1,971,839 $1,965,491 $2,944,013
Accrued interest through the Date of Deposit
 on underlying bonds (1)(2)...................     34,324     30,640     28,501
Organizational costs (3)......................      5,000      5,000      7,500
                                               ---------- ---------- ----------
    Total..................................... $2,011,163 $2,001,131 $2,980,014
                                               ========== ========== ==========
                                               LIABILITIES AND INTEREST OF UNIT
                                                           HOLDERS
                                               --------------------------------
Liabilities:
  Accrued interest through the Date of Deposit
   on underlying bonds (1)(2)................. $   34,324 $   30,640 $   28,501
  Accrued expenses (3)........................      5,000      5,000      7,500
                                               ---------- ---------- ----------
                                                   39,324     35,640     36,001
                                               ---------- ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest out-
   standing (Maryland Trust 102: 2,000;
   New Jersey Trust 133: 2,000; New York Trust
   167: 3,000) Cost to investors (4)..........  2,069,090  2,062,429  3,089,212
   Less--Gross underwriting commission (5)....     97,251     96,938    145,199
                                               ---------- ---------- ----------
   Net amount applicable to investors.........  1,971,839  1,965,491  2,944,013
                                               ---------- ---------- ----------
    Total..................................... $2,011,163 $2,001,131 $2,980,014
                                               ========== ========== ==========

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on May 14, 1998, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $19,000,000 which was deposited with the Trustee for the purchase of $18,000,000 principal amount of Bonds pursuant to contracts to purchase such Bonds at the Sponsor's aggregate cost of $17,652,113 plus $259,113 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."
(3) Organizational costs to be paid by the Trusts have been deferred and will be amortized over five years.

(4) Aggregate public offering price (exclusive of interest) computed on 2,000, 2,000 and 3,000 Units of Maryland Trust, New Jersey Trust and New York Trust, respectively, on the basis set forth in Part B, "Public Offering-- Offering Price."

(5) Sales charge of 4.70% computed on 2,000, 2,000 and 3,000 Units of Maryland Trust, New Jersey Trust and New York Trust, respectively, on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying Bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 230--PORTFOLIO OF SECURITIES

                            AS OF MAY 14, 1998

                                                                     COST OF   YIELD ON  ANNUAL
                                                      REDEMPTION    SECURITIES DATE OF  INTEREST
     AGGREGATE   SECURITIES REPRESENTED    RATINGS    PROVISIONS     TO TRUST  DEPOSIT   INCOME
      PRINCIPAL   BY PURCHASE CONTRACTS      (1)         (2)          (3)(4)     (4)    TO TRUST
     ---------- ------------------------   ------- ---------------- ---------- -------- --------
  1.  $250,000  Pulaski County,              AAA    6/20/05 @ 103    $250,942   5.500%  $13,875
                Arkansas, Public                   SF 6/20/19 @ 100
                Facilities Board
                Mortgage Revenue
                Refunding Bonds, GNMA
                Collateralized Projects,
                5.55% Due 6/20/2027
  2.   270,000  City and County of           AAA     7/1/08 @ 102     269,536   5.410    14,580
                Denver, Colorado,                  SF 1/1/29 @ 100
                Multifamily Housing
                Mortgage Revenue Bonds,
                FHA Insured Mortgage
                Loan Garden Court
                Community, 5.40% Due
                7/1/2039
  3.   230,000  Housing Finance              AAA     7/1/06 @ 102     248,055   5.288    14,490
                Authority of Broward               SF 1/1/27 @ 100
                County, Florida,
                Multifamily Housing
                Revenue Refunding Bonds,
                Tamarac Pointe
                Apartments Project, GNMA
                Collateralized, 6.30%
                Due 1/1/2032
  4.   250,000  Florida Municipal Power      AAA    10/1/03 @ 100     225,515   5.150    11,250
                Agency, Stanton II                 SF 10/1/17 @ 100
                Project Refunding
                Revenue Bonds, Ambac
                Insured, 4.50% Due
                10/1/2027
  5.   400,000  Illinois Health              A-     12/1/07 @ 102     390,168   5.450    21,000
                Facilities Authority               SF 12/1/09 @ 100
                Revenue Bonds,
                Friendship Village of
                Schaumburg, 5.25% Due
                12/1/2018
  6.   210,000  Illinois Development         AAA    8/15/03 @ 102     214,983   5.300    11,970
                Finance Authority,
                Pollution Control
                Revenue Refunding Bonds,
                Central Illinois Public
                Service Company, MBIA
                Insured, 5.70% Due
                8/15/2026
  7.   500,000  Hospital Authority of        AAA    2/15/08 @ 101     452,845   5.250    23,125
                St. Joseph County,                 SF 8/15/19 @ 100
                Indiana, Health System
                Bonds, Memorial Health
                System, MBIA Insured,
                4.625% Due 8/15/2028
  8.   250,000  School City of Mishawaka      A     1/15/08 @ 102     259,187   5.200    14,063
                Multi-School Building              SF 1/15/19 @ 100
                Corporation, St. Joseph
                County, Indiana, First
                Mortgage Bonds, 5.625%
                Due 1/15/2023
  9.   185,000  Prince George's County,      A*      7/1/04 @ 102     181,145   5.450     9,805
                Maryland, Project and              SF 7/1/15 @ 100
                Refunding Revenue Bonds,
                Dimensions Health
                Corporation Issue, 5.30%
                Due 7/1/2024
 10.   500,000  Massachusetts State          AAA     7/1/08 @ 101     462,870   5.250    23,750
                Health & Educational               SF 7/1/19 @ 100
                Facilities Authority
                Revenue Bonds,
                Southcoast Health
                System, MBIA Insured,
                4.75% Due 7/1/2027
 11.   500,000  Massachusetts Water          AAA     8/1/08 @ 100     462,470   5.200    23,750
                Resources Authority,               SF 8/1/28 @ 100
                General Revenue Bonds,
                FSA Insured, 4.75% Due
                8/1/2037
 12.   250,000  City of Rochester,           AA+    5/15/08 @ 101     252,185   5.400    13,750
                Minnesota, Health Care             SF 11/15/22 @ 0
                Facilities Revenue
                Bonds, Mayo Foundation,
                5.50% Due 11/15/2027
 13.   155,000  Health and Educational        A     10/1/08 @ 102     152,356   5.500     8,331
                Facilities Authority of            SF 10/1/15 @ 100
                the State of Missouri,
                Educational Facilities
                Revenue Bonds, Southwest
                Baptist University
                Project, ACA Insured,
                5.375% Due 10/1/2023
 14.   200,000  New Jersey State Housing     AAA   11/1/07 @ 101.5    203,416   5.200    10,800
                & Mortgage Finance                 SF 11/1/20 @ 100
                Agency, Multi-Family
                Housing Revenue Bonds,
                AMBAC Insured, 5.40% Due
                11/1/2028

                          TAX EXEMPT SECURITIES TRUST

                NATIONAL TRUST 230--PORTFOLIO OF SECURITIES

                            AS OF MAY 14, 1998

                                                                      COST OF   YIELD ON  ANNUAL
                                                      REDEMPTION     SECURITIES DATE OF  INTEREST
     AGGREGATE   SECURITIES REPRESENTED    RATINGS    PROVISIONS      TO TRUST  DEPOSIT   INCOME
     PRINCIPAL    BY PURCHASE CONTRACTS      (1)          (2)          (3)(4)     (4)    TO TRUST
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
 15. $  250,000 The Essex County, New        AAA     7/1/07 @ 101    $  260,702  5.200%  $ 14,375
                Jersey, Improvement                 SF 7/1/19 @ 100
                Authority, Utility
                System Revenue Bonds,
                Orange Franchise
                Acquisition Project,
                MBIA Insured, 5.75% Due
                7/1/2027
 16.    500,000 Pennsylvania Higher          AAA     5/1/08 @ 100       466,200  5.250     24,000
                Educational Facilities              SF 5/1/22 @ 100
                Authority, Commonwealth
                of Pennsylvania, Drexel
                University Revenue
                Bonds, MBIA Insured,
                4.80% Due 5/1/2028
 17.    100,000 The Hospitals and Higher     A-      6/1/03 @ 102       103,474  5.400      6,000
                Education Facilities                SF 6/1/15 @ 100
                Authority of
                Philadelphia,
                Pennsylvania, Hospital
                Revenue Bonds, Frankford
                Hospital, 6.00% Due
                6/1/2023
 18.    345,000 Bedford, Pennsylvania,       AAA     4/15/08 @ 100      320,702  5.250     16,387
                Area School District,              SF 4/15/19 @ 100
                General Obligation
                Refunding Bonds, FSA
                Insured, 4.75% Due
                4/15/2024
 19.    250,000 Rhode Island Convention      AAA     5/15/04 @ 102      239,672  5.300     12,500
                Center Authority                   SF 5/15/09 @ 100
                Refunding Revenue Bonds,
                MBIA Insured, 5.00% Due
                5/15/2023
 20.    400,000 The Health, Educational       A      7/1/07 @ 102       423,284  5.300     24,000
                and Housing Facility                SF 1/1/19 @ 100
                Board of the County of
                Shelby, Tennessee,
                Multifamily Housing
                Revenue Bonds, Cameron
                at Kirby Parkway and
                Stonegate Apartments,
                6.00% Due 7/1/2028
 21.    335,000 City of Virginia Beach       AAA     6/20/03 @ 103      355,757  5.250     20,770
                Development Authority,             SF 12/20/13 @ 100
                Multi-Family Housing
                Mortgage Revenue
                Refunding Bonds, GNMA
                Collateralized, Pembroke
                Lake Apartments, 6.20%
                Due 6/20/2028
 22.    420,000 Housing Authority of the      A      3/1/08 @ 100       419,580  5.506     23,100
                City of Vancouver Clark             SF 3/1/09 @ 100
                County, Washington,
                Pooled Housing Refunding
                Revenue Bonds, ACA
                Insured, 5.50% Due
                3/1/2028
 23.    250,000 Wisconsin Health and         A-*     2/15/08 @ 101      246,375  5.600     13,750
                Educational Facilities             SF 2/15/19 @ 100
                Authority Revenue Bonds,
                Franciscan Sisters of
                Christian Charity
                HealthCare Ministry,
                Inc., 5.50% Due
                2/15/2028
     ----------                                                      ----------          --------
     $7,000,000                                                      $6,861,419          $369,421
     ==========                                                      ==========          ========

  The Notes following the Portfolios are an integral part of each Portfolio of
                                Securities.

                          TAX EXEMPT SECURITIES TRUST

     CALIFORNIA TRUST 162--PORTFOLIO OF SECURITIES AS OF MAY 14, 1998

                                                                                         COST OF   YIELD ON  ANNUAL
                                                                          REDEMPTION    SECURITIES DATE OF  INTEREST
     AGGREGATE                                                 RATINGS    PROVISIONS     TO TRUST  DEPOSIT   INCOME
     PRINCIPAL  SECURITIES REPRESENTED BY PURCHASE CONTRACTS     (1)         (2)          (3)(4)     (4)    TO TRUST
     ---------  --------------------------------------------   ------- ---------------- ---------- -------- --------
 1.  $  500,000           California Health                      A+     2/15/02 @ 101   $  499,500  5.556%  $ 27,750
                          Facilities Financing
                          Authority, Kaiser
                          Permanente, Medical Care
                          Program Revenue Bonds,
                          5.55% Due 8/15/2025
 2.     200,000           City of Brawley,                       AAA    12/1/08 @ 102      191,500  5.300     10,000
                          California, Public                           SF 12/1/19 @ 100
                          Improvement Corporation,
                          Certificates of
                          Participation, MBIA
                          Insured, 5.00% Due
                          12/1/2024
 3.     235,000           Millbrae, California,                  A+      3/1/08 @ 102      236,511  5.300     12,631
                          School District
                          Refinishing Project,
                          Refunding Certificates
                          of Participation, 5.375%
                          Due 3/1/2022
 4.     390,000           San Bernardino,                        A-      8/1/04 @ 102      352,408  5.400     18,525
                          California, Certificates                     SF 8/1/27 @ 100
                          of Participation,
                          Medical Center Financing
                          Project, 4.75% Due
                          8/1/2028
 5.     285,000           Redevelopment Agency of                 A      8/1/08 @ 102      278,559  5.400     14,962
                          the City of San Jose,                        SF 8/1/27 @ 100
                          California, Merged Area
                          Redevelopment Project,
                          Tax Allocation Bonds,
                          5.25% Due 8/1/2029
 6.     265,000           San Mateo County,                      AAA    7/15/08 @ 101      259,991  5.250     13,581
                          California, Joint Powers                     SF 7/15/23 @ 100
                          Financing Authority,
                          Lease Revenue Bonds,
                          Capital Projects, FSA
                          Insured, 5.125% Due
                          7/15/2028
 7.      50,000           San Mateo Foster City,                 AAA     9/1/04 @ 101       50,594  5.300      2,750
                          California, School                           SF 9/1/16 @ 100
                          District Revenue Bonds,
                          FGIC Insured, 5.50% Due
                          9/1/2020
 8.      75,000           City of Upland,                        A+      6/1/06 @ 102       75,375  5.434      4,125
                          California, Certificates                     SF 6/1/15 @ 100
                          of Participation, 5.50%
                          Due 6/1/2021
     ----------                                                                         ----------          --------
     $2,000,000                                                                         $1,944,438          $104,325
     ==========                                                                         ==========          ========



  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                 FLORIDA TRUST 81--PORTFOLIO OF SECURITIES

                            AS OF MAY 14, 1998

                                                                      COST OF   YIELD ON  ANNUAL
                                                      REDEMPTION     SECURITIES DATE OF  INTEREST
     AGGREGATE   SECURITIES REPRESENTED    RATINGS    PROVISIONS      TO TRUST  DEPOSIT   INCOME
     PRINCIPAL    BY PURCHASE CONTRACTS      (1)          (2)          (3)(4)     (4)    TO TRUST
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
 1.  $  500,000 State of Florida of          AAA     9/1/07 @ 101    $  466,310  5.200%  $ 23,750
                Department Management               SF 9/1/24 @ 100
                Services, Florida
                Facilities Pool Revenue
                Bonds, FSA Insured,
                4.75% Due 9/1/2027
 2.     270,000 City of Boynton Beach,       A+      1/1/06 @ 102       291,260  5.390     17,415
                Florida, Multifamily                SF 1/1/22 @ 100
                Housing Mortgage Revenue
                Bonds, Clipper Cove
                Apartments, 6.45% Due
                1/1/2027
 3.     100,000 Housing Finance              AAA     7/1/06 @ 102       107,850  5.250      6,300
                Authority of Broward                SF 1/1/27 @ 100
                County, Florida,
                Multifamily Housing
                Revenue Refunding Bonds,
                Tamarac Pointe
                Apartments Project, GNMA
                Collateralized, 6.30%
                Due 1/1/2032
 4.     260,000 City of Leesburg,            A-      7/1/03 @ 102       264,545  5.400     14,820
                Florida, Hospital                   SF 7/1/14 @ 100
                Revenue Refunding Bonds,
                Leesburg Regional
                Medical Center Project,
                5.70% Due 7/1/2018
 5.     100,000 Orange County, Florida,      AAA     1/1/06 @ 101        98,866  5.200      5,125
                Sales Tax Revenue Bonds,            SF 1/1/24 @ 100
                FGIC Insured, 5.125% Due
                1/1/2028
 6.     100,000 Housing Finance              AAA     10/1/05 @ 102      105,492  5.250      6,000
                Authority of Palm Beach             SF 4/1/11 @ 100
                County, Florida,
                Multifamily Housing
                Revenue Refunding Bonds,
                Shenandoah Village
                Apartments Project, FSA
                Insured, 6.00% Due
                10/1/2017
 7.     170,000 Peace River Manasota         AAA     10/1/08 @ 101      164,825  5.200      8,500
                Regional Water Supply              SF 10/1/24 @ 100
                Authority Revenue Bonds,
                Florida, Peace River
                Option Project, MBIA
                Insured, 5.00% Due
                10/1/2028
 8.     500,000 City of Tampa, Florida,      AAA    11/15/08 @ 102      465,765  5.200     23,750
                Health System Revenue              SF 11/15/19 @ 100
                Bonds, Catholic Health
                East Issue, MBIA
                Insured, 4.75% Due
                11/15/2028
     ----------                                                      ----------          --------
     $2,000,000                                                      $1,964,913          $105,660
     ==========                                                      ==========          ========

  The Notes following the Portfolios are an integral part of each Portfolio of
                                Securities.

                          TAX EXEMPT SECURITIES TRUST

                MARYLAND TRUST 102--PORTFOLIO OF SECURITIES

                            AS OF MAY 14, 1998

                                                                                        COST OF   YIELD ON  ANNUAL
                                                                         REDEMPTION    SECURITIES DATE OF  INTEREST
     AGGREGATE                                                 RATINGS   PROVISIONS     TO TRUST  DEPOSIT   INCOME
     PRINCIPAL  SECURITIES REPRESENTED BY PURCHASE CONTRACTS     (1)         (2)         (3)(4)     (4)    TO TRUST
     ---------  --------------------------------------------   ------- --------------- ---------- -------- --------
  1. $  175,000           Maryland Health & Higher               AAA    7/1/03 @ 102   $  170,110  5.200%  $  8,750
                          Educational Facilities                       SF 7/1/19 @ 100
                          Authority Revenue Bonds,
                          Frederick Memorial
                          Hospital, FGIC Insured,
                          5.00% Due 7/1/2023
  2.    230,000           Maryland Health and                    AAA    7/1/08 @ 101      223,121  5.200     11,500
                          Higher Educational                           SF 7/1/18 @ 100
                          Facilities Authority
                          Revenue Bonds, Helix
                          Health Issue, AMBAC
                          Insured, 5.00% Due
                          7/1/2027
  3.    200,000           Maryland Health and                    AA-    7/1/08 @ 102      198,496  5.182     10,250
                          Higher Educational                           SF 7/1/18 @ 100
                          Facilities Authority
                          Refunding Revenue Bonds,
                          The Johns Hopkins
                          University Issue, 5.125%
                          Due 7/1/2020
  4.    100,000           Anne Arundel County,                   AA+    2/1/08 @ 101       99,254  5.182      5,125
                          Maryland, General
                          Obligation Bond, 5.125%
                          Due 2/1/2020
  5.    500,000           Baltimore County,                      A*     7/1/03 @ 102      503,640  5.250     26,875
                          Maryland, Revenue                            SF 7/1/14 @ 100
                          Authority, Revenue
                          Bonds, 5.375% Due
                          7/1/2018
  6.    500,000           Prince George's County,                A*     7/1/04 @ 102      489,580  5.450     26,500
                          Maryland, Project and                        SF 7/1/15 @ 100
                          Refunding Revenue Bonds,
                          Dimensions Health
                          Corporation Issue, 5.30%
                          Due 7/1/2024
  7.    150,000           Commonwealth of Puerto                  A    7/1/06 @ 101.5     149,850  5.407      8,100
                          Rico, Public Improvement                     SF 7/1/18 @ 100
                          Bonds, 5.40% Due
                          7/1/2025
  8.    145,000           Puerto Rico Highway and                 A     7/1/08 @ 101      137,788  5.300      7,250
                          Transportation                               SF 7/1/29 @ 100
                          Authority,
                          Transportation Revenue
                          Bonds, 5.00% Due
                          7/1/2038
     ----------                                                                        ----------          --------
     $2,000,000                                                                        $1,971,839          $104,350
     ==========                                                                        ==========          ========



  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

     NEW JERSEY TRUST 133--PORTFOLIO OF SECURITIES AS OF MAY 14, 1998

                                                                                         COST OF   YIELD ON  ANNUAL
                                                                          REDEMPTION    SECURITIES DATE OF  INTEREST
     AGGREGATE                                                 RATINGS    PROVISIONS     TO TRUST  DEPOSIT   INCOME
     PRINCIPAL  SECURITIES REPRESENTED BY PURCHASE CONTRACTS     (1)         (2)          (3)(4)     (4)    TO TRUST
     ---------  --------------------------------------------   ------- ---------------- ---------- -------- --------
 1.  $  250,000           New Jersey Economic                     A      7/1/08 @ 102   $  249,615  5.510%  $ 13,750
                          Development Authority,                       SF 7/1/19 @ 100
                          First Mortgage Revenue
                          Bonds, Cadbury
                          Corporation Project, ACA
                          Insured, 5.50% Due
                          7/1/2028
 2.     500,000           New Jersey Health Care                 A-      7/1/08 @ 101      498,485  5.270     26,250
                          Facilities Financing                         SF 7/1/18 @ 100
                          Authority Revenue Bonds,
                          Capital Health System
                          Obligated Group Issue,
                          5.25% Due 7/1/2027
 3.     100,000           New Jersey State Housing               AAA   11/1/07 @ 101.5     101,708  5.200      5,400
                          & Mortgage Finance                           SF 11/1/20 @ 100
                          Agency, Multi-Family
                          Housing Revenue Bonds,
                          AMBAC Insured, 5.40% Due
                          11/1/2028
 4.     165,000           North Jersey District                  AAA     7/1/03 @ 102      174,783  5.000      9,900
                          Water Supply Commission                      SF 7/1/13 @ 100
                          of the State of New
                          Jersey, Wanaque South
                          Project Revenue
                          Refunding Bonds, MBIA
                          Insured, 6.00% Due
                          7/1/2021
 5.     100,000           Camden County, New                      A     2/15/07 @ 102      106,516  5.200      6,000
                          Jersey, Improvement                          SF 2/15/16 @ 100
                          Authority, Health Care
                          Redevelopment Project
                          Revenue Bonds, The
                          Cooper Health System
                          Obligated Group Issue,
                          ACA Insured, 6.00% Due
                          2/15/2027
 6.     100,000           The Pollution Control                  AAA    11/1/03 @ 102      102,140  5.200      5,550
                          Financing Authority of
                          Salem County, New
                          Jersey, Pollution
                          Control Revenue
                          Refunding Bonds, Public
                          Service Electric and Gas
                          Company Project, MBIA
                          Insured, 5.55% Due
                          11/1/2033
 7.     350,000           Port Authority of New                  AAA    1/15/04 @ 101      325,958  5.200     16,625
                          York and New Jersey                          SF 7/15/25 @ 100
                          Consolidated Bonds, FSA
                          Insured, 4.75% Due
                          1/15/2029
 8.     200,000           The Delaware River and                 AAA     1/1/04 @ 102      187,322  5.200      9,500
                          Bay Authority Revenue                        SF 1/1/18 @ 100
                          Bonds, MBIA Insured,
                          4.75% Due 1/1/2024
 9.      80,000           Commonwealth of Puerto                  A      7/1/08 @ 101       71,674  5.250      3,600
                          Rico, Public Improvement                     SF 7/1/19 @ 100
                          Refunding Bonds, 4.50%
                          Due 7/1/2023
 10.    155,000           Puerto Rico Highway and                 A      7/1/08 @ 101      147,290  5.300      7,750
                          Transportation                               SF 7/1/29 @ 100
                          Authority,
                          Transportation Revenue
                          Bonds, 5.00% Due
                          7/1/2038
     ----------                                                                         ----------          --------
     $2,000,000                                                                         $1,965,491          $104,325
     ==========                                                                         ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                NEW YORK TRUST 167--PORTFOLIO OF SECURITIES

                            AS OF MAY 14, 1998

                                                                      COST OF   YIELD ON  ANNUAL
                                                      REDEMPTION     SECURITIES DATE OF  INTEREST
     AGGREGATE   SECURITIES REPRESENTED    RATINGS    PROVISIONS      TO TRUST  DEPOSIT   INCOME
     PRINCIPAL    BY PURCHASE CONTRACTS      (1)          (2)          (3)(4)     (4)    TO TRUST
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
  1. $  280,000 The City of New York,        A3*    2/15/06 @ 101.5  $  296,937  5.200%  $ 16,800
                General Obligation                 SF 2/15/20 @ 100
                Bonds, 6.00% Due
                2/15/2024
  2.    500,000 New York City Housing        AA      5/1/03 @ 102       518,770  5.200     29,250
                Development Corporation,            SF 5/1/14 @ 100
                Multi-Family Housing
                Revenue Bonds, 5.85% Due
                5/1/2026
  3.    140,000 New York City                AA      5/15/08 @ 101      125,297  5.200      6,300
                Transitional Finance               SF 11/15/24 @ 100
                Authority, Future Tax
                Secured Bonds, 4.50% Due
                11/15/2027
  4.    250,000 New York City Municipal      AAA     6/15/08 @ 101      232,027  5.250     11,875
                Water Finance Authority,           SF 6/15/22 @ 100
                Water and Sewer System
                Revenue Bonds, 4.75% Due
                6/15/2025
  5.    250,000 New York City Municipal      AAA     6/15/08 @ 101      233,740  5.200     11,875
                Water Finance Authority,           SF 6/15/22 @ 100
                Water and Sewer System
                Revenue Bonds, MBIA
                Insured, 4.75% Due
                6/15/2025
  6.    250,000 Dormitory Authority of       AAA     2/1/08 @ 101       240,095  5.250     12,500
                the State of New York,
                The New York and
                Presbyterian Hospital,
                FHA-Insured Mortgage
                Hospital Revenue Bonds,
                AMBAC Insured, 5.00% Due
                8/1/2032
  7.    150,000 Dormitory Authority of       AAA     7/1/05 @ 102       153,759  5.250      8,400
                the State of New York,              SF 7/1/16 @ 100
                Canisius College Insured
                Revenue Bonds, CAPMAC
                Insured, 5.60% due
                7/1/2023
  8.    250,000 New York State Dormitory     AAA     7/1/08 @ 101       231,253  5.200     11,875
                Authority Revenue Bonds,            SF 7/1/29 @ 100
                Rockefeller University,
                4.75% Due 7/1/2037
  9.    500,000 Long Island Power            A-      6/1/03 @ 101       494,825  5.570     27,500
                Authority, New York,               SF 12/1/27 @ 100
                Electric System General
                Revenue Bonds, 5.50% Due
                12/1/2029
 10.    250,000 Metropolitan                A-**     7/1/08 @ 101       246,263  5.350     13,125
                Transportation                      SF 7/1/24 @ 100
                Authority, Commuter
                Facilities Revenue
                Bonds, 5.25% Due
                7/1/2028
 11.    180,000 Puerto Rico Highway and       A      7/1/08 @ 101       171,047  5.300      9,000
                Transportation                      SF 7/1/29 @ 100
                Authority,
                Transportation Revenue
                Bonds, 5.00% Due
                7/1/2038
     ----------                                                      ----------          --------
     $3,000,000                                                      $2,944,013          $158,500
     ==========                                                      ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings".

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Portfolio."

(3) Contracts to purchase Bonds were entered into during the period October 23, 1997, through May 14, 1998, with the settlement date on May 20, 1998, except for one delayed settlement Bond in each of the National, Florida and New York Trusts, each with final settlements on May 28, 1998. The Profit to the Sponsor on Deposit totals $74,814, $18,007, $22,877, $18,262, $26,173 and
   $27,343 for the National Trust, California Trust, Florida Trust, Maryland Trust, New Jersey Trust and New York Trust, respectively.

(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption of Units.") Yield of Bonds was computed on the basis of offering prices on the date of deposit. The aggregate bid price of the Bonds in the National Trust, California Trust, Florida Trust, Maryland Trust, New Jersey Trust and New York Trust on May 14, 1998, was $6,826,419, $1,936,438, $1,956,913,
   $1,963,839, $1,957,491 and $2,929,013, respectively.

PROSPECTUS--PART B:
--------------------------------------------------------------------------------
 NOTE THAT PART B OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED
                                   BY PART A.
--------------------------------------------------------------------------------

TAX EXEMPT SECURITIES TRUST

THE TRUSTS

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust, Selected Term Trust, Long-Intermediate Term Trust, Intermediate Term Trust, Short-Intermediate Term Trust and Short Term Trust are referred to herein as the "Trust" or "Trusts," unless the context requires otherwise. On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (such Bonds and Units of preceding Series of Tax Exempt Securities Trust, if any, (the "Deposited Units") being referred to herein collectively as the "Securities"). The Trustee thereafter delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust, which Units are being offered hereby. References to multiple Trusts in Part B herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

  Notwithstanding the availability of the above-mentioned certified check or checks and/or irrevocable letter or letters of credit, it is expected that the Sponsor will pay for the Bonds as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of this Prospectus. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price on such Units prior to the time at which they pay for Bonds pursuant to such contracts and have the use of such funds during this period.

OBJECTIVES

  A tax-exempt unit investment trust provides many of the same benefits as individual bond purchases, while the Unit holder avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. The objectives of a Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is, of course, no guarantee that a Trust's objectives will be achieved since the payment of interest and the preservation of principal are dependent upon the continued ability of the issuers of the bonds to meet such obligations. Subsequent to the Date of Deposit, the ratings of the Bonds set forth in Part A--"Portfolio of Securities" may decline due to, among other factors, a decline in creditworthiness of the issuer of said Bonds.

PORTFOLIO

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust: (1) the Bonds are obligations of the states, counties, territories or municipalities of the United States and authorities or political subdivisions thereof, so that the interest on them will, in the opinion of recognized bond counsel to the issuing governmental authorities, be exempt from Federal tax (including alternative minimum tax) under existing law to the extent described in "Taxes", (2) all the Bonds deposited in a State Trust are obligations of the State for which such Trust is named or of the counties, territories or municipalities of such State, and authorities or political subdivisions thereof, or of the Territory of Guam or the Commonwealth of Puerto Rico, so that the interest on them will, in the opinion of recognized bond counsel to the issuing governmental authorities, be exempt from regular Federal income tax under existing law to the extent described in "Taxes" and from state income taxes in the state for which such State Trust is named to the extent described in Part C, (3) the Bonds are rated A or better by a major bond rating agency, (4) the Bonds were chosen, in part, on the basis of their respective maturity dates and offer a degree of call protection, (5) the Bonds are diversified as to purpose of issue and location of issuer, except in the case of a State Trust where the Bonds are diversified only as to purpose of issue, and (6) in the opinion of the Sponsor, the Bonds are fairly valued relative to other bonds of comparable quality and maturity.

  The Bonds in the Portfolio of a Trust were chosen in part on the basis of their respective maturity dates. The Bonds in each Trust will have a dollar-weighted average portfolio maturity as designated in Part A--"Portfolio Summary as of Date of Deposit." For the actual maturity date of each of the Bonds contained in a Trust, which date may be earlier or later than the dollar-weighted average portfolio maturity of the Trust, see Part A, "Portfolio of Securities" for information relating to the particular Trust. A sale or other disposition of a Bond by the Trust prior to the maturity of such Bond may be at a price which results in a loss to the Trust. The inability of an issuer to pay the principal amount due upon the maturity of a Bond would result in a loss to the Trust.

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement, subject to the conditions set forth below, to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. Any Replacement Bonds must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must (1) be a tax-exempt bond; (2) have a fixed maturity or disposition date comparable to the Bond it replaces;
(3) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the execution and delivery of the Trust Agreement, which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces; (4) be purchased within twenty days after delivery of notice of the failed contracts; and (5) be rated in a category A or better by Standard & Poor's, Moody's, Fitch, or Duff & Phelps. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Unit holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Unit holders not later than the second monthly Distribution Date. Moreover, the failed contract will reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return indicated in the "Summary of Essential Information" in Part A.

RISK FACTORS

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when, as and if issued" basis; that is, they had not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). Contracts relating to such "when, as and if issued" Bonds are not expected to be settled by the first settlement date for Units. In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. Unit holders who purchased their Units of a Trust prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units for interest accruing on such "when, as and if issued" or "delayed delivery" Bonds during the interval between their purchase of Units and delivery of such Bonds, since the Trust and the Unit holders will not be reimbursing the Sponsor for interest accruing on such "when, as and if issued" or "delayed delivery" Bonds during the period between the settlement date for the Units and the delivery of such Bonds into the Trust. (See "Taxes.") Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Unit holders may receive after the first year. (See Part A, "Summary of Essential Information.") To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. (See Part A--"Portfolio Summary as of Date of Deposit" for information relating to the particular Trust described therein.) In general, a call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price, as it might be in periods of declining interest rates, than when such price valuation is less than the bond's call or redemption price. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, redemption will result in a loss of capital when compared with the original public offering price of the Units. Conversely, to the extent that a Bond was acquired at a price lower than the redemption price, redemption will result in an increase in capital when compared with the original public offering price of the Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be affected by such redemptions. Each Portfolio of Securities in Part A contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds in a Trust. Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. NEITHER THE SPONSOR NOR THE TRUSTEE SHALL BE LIABLE IN ANY WAY FOR ANY DEFAULT, FAILURE OR DEFECT IN ANY BOND.

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds, even though at the time of the issuance of such Bonds the interest coupons thereon represented then prevailing interest rates on comparably rated Bonds then newly issued. Bonds selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any income attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Bonds or Units.

  As set forth under "Portfolio Summary as of Date of Deposit", the Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. (See Part A--"Portfolio Summary as of Date of Deposit" for information relating to the particular Trust described therein.) An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  GENERAL OBLIGATION BONDS. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors, including an erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the entity's control. Many issuers are facing highly difficult choices about significant tax increases and/or spending reductions in order to restore budgetary balance. Failure to implement these actions on a timely basis could force the issuers to depend upon market access to finance deficits or cash flow needs.

  In addition, certain of the Bonds in the Trust may be obligations of issuers (including California issuers) who rely in whole or in part on ad valorem real property taxes as a source of revenue. Certain proposals, in the form of state legislative proposals or voter initiatives, to limit ad valorem real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on ad valorem real property taxes, has had a significant impact on the taxing powers of local governments and on the financial conditions of school districts and local governments in California. It is not possible at this time to predict the final impact of such measures, or of similar future legislative or constitutional measures, on school districts and local governments or on their abilities to make future payments on their outstanding debt obligations.

  INDUSTRIAL DEVELOPMENT REVENUE BONDS ("IDRS"). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities ("issuers") to finance the cost of acquiring, constructing or improving various projects, including pollution control facilities and certain industrial development facilities. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer under arrangements between the issuer and the corporate operator of a project. These arrangements may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IDRs.

  IDRs are generally issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the corporate operator of a particular project have been assigned and pledged to the holders of the IDRs or a trustee for the benefit of the holders of the IDRs. In certain cases, a mortgage on the underlying project has been assigned to the holders of the IDRs or a trustee as additional security for the IDRs. In addition, IDRs are frequently directly guaranteed by the corporate operator of the project or by another affiliated company. Regardless of the structure, payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition (including that of low-cost foreign companies), unfunded pension fund liabilities or off-balance sheet items, and financial deterioration resulting from leveraged buy-outs or takeovers. However, certain of the IDRs in the Portfolio may be additionally insured or secured by letters of credit issued by banks or otherwise guaranteed or secured to cover amounts due on the IDRs in the event of default in payment by an issuer.

  HOSPITAL AND HEALTH CARE FACILITY BONDS. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors, including but not limited to the level of payments received from private third-party payors and government programs and the cost of providing health care services.

  A significant portion of the revenues of hospitals and other health care facilities is derived from private third-party payors and government programs, including the Medicare and Medicaid programs. Both private third-party payors and government programs have undertaken cost containment measures designed to limit payments made to health care facilities. Furthermore, government programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially decrease the rate of program payments for health care facilities. Certain special revenue obligations (i.e., Medicare or Medicaid revenues) may be payable subject to appropriations by state legislatures. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients participating in such programs. In addition, there can be no assurance that a particular hospital or other health care facility will continue to meet the requirements for participation in such programs.

  The costs of providing health care services are subject to increase as a result of, among other factors, changes in medical technology and increased labor costs. In addition, health care facility construction and operation is subject to federal, state and local regulation relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, rate-setting, and compliance with building codes and environmental laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. These regulatory requirements are subject to change and, to comply, it may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services.

  Hospitals and other health care facilities are subject to claims and legal actions by patients and others in the ordinary course of business. Although these claims are generally covered by insurance, there can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility. In addition, a substantial increase in the cost of insurance could adversely affect the results of operations of a hospital or other health care facility. The Clinton Administration may impose regulations which could limit price increases for hospitals or the level of reimbursements for third-party payors or other measures to reduce health care costs and make health care available to more individuals, which would reduce profits for hospitals. Some states, such as New Jersey, have significantly changed their reimbursement systems. If a hospital cannot adjust to the new system by reducing expenses or raising rates, financial difficulties may arise. Also, Blue Cross has denied reimbursement for some hospitals for services other than emergency room services. The lost volume would reduce revenues unless replacement patients were found.

  Certain hospital bonds may provide for redemption at par at any time upon the sale by the issuer of the hospital facilities to a non-affiliated entity, if the hospital becomes subject to ad valorem taxation, or in various other circumstances. For example, certain hospitals may have the right to call bonds at par if the hospital may be legally required because of the bonds to perform procedures against specified religious principles or to disclose information that is considered confidential or privileged. Certain FHA-insured bonds may provide that all or a portion of these bonds, otherwise callable at a premium, can be called at par in certain circumstances. If a hospital defaults upon a bond obligation, the realization of Medicare and Medicaid receivables may be uncertain and, if the bond obligation is secured by the hospital facilities, legal restrictions on the ability to foreclose upon the facilities and the limited alternative uses to which a hospital can be put may severely reduce its collateral value.

  The Internal Revenue Service has engaged in a program of audits of certain large tax-exempt hospital and health care facility organizations. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked. At this time, it is uncertain whether any of the hospital and health care facility bonds held by the Trust will be affected by such audit proceedings.

  SINGLE FAMILY AND MULTI-FAMILY HOUSING BONDS. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences.

  Housing obligations are not general obligations of the issuer although certain obligations may be supported to some degree by Federal, state or local housing subsidy programs. Budgetary constraints experienced by these programs as well as the failure by a state or local housing issuer to satisfy the qualifications required for coverage under these programs or any legal or administrative determinations that the coverage of these programs is not available to a housing issuer, probably will result in a decrease or elimination of subsidies available for payment of amounts due on the issuer's obligations. The ability of housing issuers to make debt service payments on their obligations may also be affected by various economic and non-economic developments including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims, employment and income conditions prevailing in local markets, increases in construction costs, taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations and economic trends generally in the localities in which the projects are situated. Occupancy of multi-family housing projects may also be adversely affected by high rent levels and income limitations imposed under Federal, state or local programs.

  All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool, and therefore the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Single-family issues are subject to mandatory redemption in whole or in part from prepayments on underlying mortgage loans; mortgage loans are frequently partially or completely prepaid prior to their final stated maturities as a result of events such as declining interest rates, sale of the mortgaged premises, default, condemnation or casualty loss. Multi-family issues are characterized by mandatory redemption at par upon the occurrence of monetary defaults or breaches of covenants by the project operator. Additionally, housing obligations are generally subject to mandatory partial redemption at par to the extent that proceeds from the sale of the obligations are not allocated within a stated period (which may be within a year of the date of issue). To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and, in any event, reduce the amount of income that would otherwise have been paid to Holders.

  The tax exemption for certain housing revenue bonds depends on qualification under Section 143 of the Internal Revenue Code of 1986, as amended (the "Code"), in the case of single family mortgage revenue bonds or Section 142(a)(7) of the Code or other provisions of Federal law in the case of certain multi-family housing revenue bonds (including Section 8 assisted bonds). These sections of the Code or other provisions of Federal law contain certain ongoing requirements, including requirements relating to the cost and location of the residences financed with the proceeds of the single family mortgage revenue bonds and the income levels of tenants of the rental projects financed with the proceeds of the multi-family housing revenue bonds. While the issuers of the bonds and other parties, including the originators and servicers of the single-family mortgages and the owners of the rental projects financed with the multi-family housing revenue bonds, generally covenant to meet these ongoing requirements and generally agree to institute procedures designed to ensure that these requirements are met, there can be no assurance that these ongoing requirements will be consistently met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively to the date of issuance, thereby reducing the value of the bonds, subjecting the Holders to unanticipated tax liabilities and possibly requiring the Trustee to sell the bonds at reduced values. Furthermore, any failure to meet these ongoing requirements might not constitute an event of default under the applicable mortgage or permit the holder to accelerate payment of the bond or require the issuer to redeem the bond. In any event, where the mortgage is insured by the Federal Housing Administration, its consent may be required before insurance proceeds would become payable to redeem the mortgage bonds.

  POWER FACILITY BONDS. The ability of utilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors, including the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities, in particular investor-owned utilities, are subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations.

  The demand for a utility's services is influenced by, among other factors, competition, weather conditions and economic conditions. Electric utilities, for example, have experienced increased competition as a result of the availability of other energy sources, the effects of conservation on the use of electricity, self-generation by industrial customers and the generation of electricity by co-generators and other independent power producers. Also, increased competition will result if federal regulators determine that utilities must open their transmission lines to competitors. Utilities which distribute natural gas also are subject to competition from alternative fuels, including fuel oil, propane and coal.

  The utility industry is an increasing cost business making the cost of generating electricity more expensive and heightening its sensitivity to regulation. A utility's costs are influenced by the utility's cost of capital, the availability and cost of fuel and other factors. In addition, natural gas pipeline and distribution companies have incurred increased costs as a result of long-term natural gas purchase contracts containing "take or pay" provisions which require that they pay for natural gas even if natural gas is not taken by them. There can be no assurance that a utility will be able to pass on these increased costs to customers through increased rates. Utilities incur substantial capital expenditures for plant and equipment. In the future they will also incur increasing capital and operating expenses to comply with environmental legislation such as the Clean Air Act of 1990, and other energy, licensing and other laws and regulations relating to, among other things, air emissions, the quality of drinking water, waste water discharge, solid and hazardous substance handling and disposal, and siting and licensing of facilities. Environmental legislation and regulations are changing rapidly and are the subject of current public policy debate and legislative proposals. It is increasingly likely that some or many utilities will be subject to more stringent environmental standards in the future that could result in significant capital expenditures. Future legislation and regulation could include, among other things, regulation of so-called electromagnetic fields associated with electric transmission and distribution lines as well as emissions of carbon dioxide and other so-called greenhouse gases associated with the burning of fossil fuels. Compliance with these requirements may limit a utility's operations or require substantial investments in new equipment and, as a result, may adversely affect a utility's results of operations.

  The electric utility industry in general is subject to various external factors including (a) the effects of inflation upon the costs of operation and construction, (b) substantially increased capital outlays and longer construction periods for larger and more complex new generating units, (c) uncertainties in predicting future load requirements, (d) increased financing requirements coupled with limited availability of capital, (e) exposure to cancellation and penalty charges on new generating units under construction,
(f) problems of cost and availability of fuel, (g) compliance with rapidly changing and complex environmental, safety and licensing requirements, (h) litigation and proposed legislation designed to delay or prevent construction of generating and other facilities, (i) the uncertain effects of conservation on the use of electric energy, (j) uncertainties associated with the development of a national energy policy, (k) regulatory, political and consumer resistance to rate increases and (l) increased competition as a result of the availability of other energy sources. These factors may delay the construction and increase the cost of new facilities, limit the use of, or necessitate costly modifications to, existing facilities, impair the access of electric utilities to credit markets, or substantially increase the cost of credit for electric generating facilities. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  The National Energy Policy Act ("NEPA"), which became law in October, 1992, made it mandatory for a utility to permit non-utility generators of electricity access to its transmission system for wholesale customers, thereby increasing competition for electric utilities. NEPA also mandated demand-side management policies to be considered by utilities. NEPA prohibits the Federal Energy Regulatory Commission from mandating electric utilities to engage in retail wheeling, which is competition among suppliers of electric generation to provide electricity to retail customers (particularly industrial retail customers) of a utility. However, under NEPA, a state can mandate retail wheeling under certain conditions.

  There is concern by the public, the scientific community, and the U.S. Congress regarding environmental damage resulting from the use of fossil fuels. Congressional support for the increased regulation of air, water, and soil contaminants is building and there are a number of pending or recently enacted legislative proposals which may affect the electric utility industry. In particular, on November 15, 1990, legislation was signed into law which substantially revised the Clean Air Act (the "1990 Amendments"). The 1990 Amendments sought to improve the ambient air quality throughout the United States by the year 2000. A main feature of the 1990 Amendments is the reduction of sulphur dioxide and nitrogen oxide emissions caused by electric utility power plants, particularly those fueled by coal. Under the 1990 Amendments the U.S. Environmental Protection Agency ("EPA") was required to develop limits for nitrogen oxide emissions by 1993. The sulphur dioxide reduction will be achieved in two phases. Phase I addressed specific generating units named in the 1990 Amendments. In Phase II the total U.S. emissions will be capped at 8.9 million tons by the year 2000. The 1990 Amendments contain provisions for allocating allowances to power plants based on historical or calculated levels. An allowance is defined as the authorization to emit one ton of sulphur dioxide.

  The 1990 Amendments also provided for possible further regulation of toxic air emissions from electric generating units pending the results of several federal government studies to be conducted over a three to four year period with respect to anticipated hazards to public health, available corrective technologies, and mercury toxicity.

  Electric utilities which own or operate nuclear power plants are exposed to risks inherent in the nuclear industry. These risks include exposure to new requirements resulting from extensive federal and state regulatory oversight, public controversy, decommissioning costs, and spent fuel and radioactive waste disposal issues. While nuclear power construction risks are no longer of paramount concern, the emerging issue is radioactive waste disposal. In addition, nuclear plants typically require substantial capital additions and modifications throughout their operating lives to meet safety, environmental, operational and regulatory requirements and to replace and upgrade various plant systems. The high degree of regulatory monitoring and controls imposed on nuclear plants could cause a plant to be out of service or on limited service for long periods. When a nuclear facility owned by an investor-owned utility or a state or local municipality is out of service or operating on a limited service basis, the utility operator or its owners may be liable for the recovery of replacement power costs. Risks of substantial liability also arise from the operation of nuclear facilities and from the use, handling, and possible radioactive emissions associated with nuclear fuel. Insurance may not cover all types or amounts of loss which may be experienced in connection with the ownership and operation of a nuclear plant and severe financial consequences could result from a significant accident or occurrence. The Nuclear Regulatory Commission has promulgated regulations mandating the establishment of funded reserves to assure financial capability for the eventual decommissioning of licensed nuclear facilities. These funds are to be accrued from revenues in amounts currently estimated to be sufficient to pay for decommissioning costs.

  The ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements. Courts in Washington, Oregon and Idaho have held that certain agreements between the Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.

  WATER AND SEWER REVENUE BONDS. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by failure of municipalities to utilize fully the facilities constructed by these authorities, economic or population decline and resulting decline in revenue from user charges, rising construction and maintenance costs and delays in construction of facilities, impact of environmental requirements, failure or inability to raise user charges in response to increased costs, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no growth" zoning ordinances. In some cases this ability may be affected by the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

  UNIVERSITY AND COLLEGE BONDS. The ability of universities and colleges to meet their obligations is dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities, and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education. The institution's ability to maintain enrollment levels will depend on such factors as tuition costs, demographic trends, geographic location, geographic diversity and quality of the student body, quality of the faculty and the diversity of program offerings.

  Legislative or regulatory action in the future at the Federal, state or local level may directly or indirectly affect eligibility standards or reduce or eliminate the availability of funds for certain types of student loans or grant programs, including student aid, research grants and work-study programs, and may affect indirect assistance for education.

  LEASE RENTAL BONDS. Lease rental bonds are issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings (administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Willingness to pay may be subject to changes in the views of citizens and government officials as to the essential nature of the finance project. Lease rental bonds are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states--rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. (In these cases, insurance provisions and reserve funds designed to alleviate this risk become important credit factors). In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard", which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate the necessary funds even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

  CAPITAL IMPROVEMENT FACILITY BONDS. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency which bonds are secured by the proceeds of the sale of the bonds, proceeds from investments and the indebtedness of a local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  SOLID WASTE DISPOSAL BONDS. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. All of these factors may be affected by a failure of municipalities to fully utilize the facilities, an insufficient supply of waste for disposal due to economic or population decline, rising construction and maintenance costs, any delays in construction of facilities, lower-cost alternative modes of waste processing and changes in environmental regulations. Because of the relatively short history of this type of financing, there may be technological risks involved in the satisfactory construction or operation of the projects exceeding those associated with most municipal enterprise projects. Increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities. These costs include compliance with frequently changing and complex regulatory requirements, the cost of obtaining construction and operating permits, the cost of conforming to prescribed and changing equipment standards and required methods of operation and, for incinerators or waste-to-energy facilities, the cost of disposing of the waste residue that remains after the disposal process in an environmentally safe manner. In addition, waste disposal facilities frequently face substantial opposition by environmental groups and officials to their location and operation, to the possible adverse effects upon the public health and the environment that may be caused by wastes disposed of at the facilities and to alleged improper operating procedures. Waste disposal facilities benefit from laws which require waste to be disposed of in a certain manner but any relaxation of these laws could cause a decline in demand for the facilities' services. Finally, waste-to-energy facilities are concerned with many of the same issues facing utilities insofar as they derive revenues from the sale of energy to local power utilities (see Power Facility Bonds above).

  MORAL OBLIGATION BONDS. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Even though the state may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  REFUNDED BONDS. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  AIRPORT, PORT AND HIGHWAY REVENUE BONDS. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports (including airport terminals and maintenance facilities), bridges, marine terminals, turnpikes and port authorities. For example, the major portion of gross airport operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, facilities, service fees, concessions and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased aviation fuel costs, deregulation, traffic constraints, the recent recession and other factors. As a result, several airlines experienced severe financial difficulties. Several airlines have sought protection from their creditors under Chapter 11 of the Bankruptcy Code while, other airlines have been liquidated. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Furthermore, proposed Legislation would provide the U.S. Secretary of Transportation with the temporary authority to freeze airport fees upon the occurrence of disputes between a particular airport facility and the airlines utilizing that facility.

  Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility, lower cost of alternative modes of transportation or scarcity of fuel and reduction or loss of rents.

  SPECIAL TAX BONDS. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax such as a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax due to a general decline in the local economy or population or due to a decline in the consumption, use or cost of the goods and services that are subject to taxation. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  TAX ALLOCATION BONDS. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located ("project areas"). Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area, caused either by economic factors beyond the Issuer's control (such as a relocation out of the project area by one or more major property owners) or by destruction of property due to natural or other disasters; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  TRANSIT AUTHORITY BONDS. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax such as a sales tax or a property tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  CONVENTION FACILITY BONDS. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  CORRECTIONAL FACILITY BONDS. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

  PUERTO RICO BONDS. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico which will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is closely integrated with that of the mainland United States. During fiscal year 1995, approximately 89% of Puerto Rico's exports were to the United States mainland, which was also the source of 65% of Puerto Rico's imports. In fiscal 1995, Puerto Rico experienced a $4.6 billion positive adjusted trade balance. The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments, and certain high technology machinery and equipment. The service sector, including finance, insurance and real estate, wholesale and retail trade, and hotel and related services, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to and paralleling the expansion of the manufacturing sector. Since fiscal 1985, personal income, both aggregate and per capita, has increased consistently in each fiscal year. In fiscal 1995, aggregate personal income was $27.0 billion ($22.5 billion in 1987 prices) and personal income per capita was $7,296 ($6,074 in 1987 prices). Personal income includes transfer payments to individuals in Puerto Rico under various social programs. Total federal payments to Puerto Rico, which include many types in addition to federal transfer payments, are lower on a per capita basis in Puerto Rico than in any state. Transfer payments to individuals in fiscal 1995 were $5.9 billion, of which $4.0 billion, or 67.6%, represent entitlement to individuals who had previously performed services or made contributions under programs such as Social Security, Veterans Benefits and Medicare. The number of persons employed in Puerto Rico during fiscal 1996 averaged 1,092,300, an increase of 3.9% over fiscal 1995. The unemployment rate in Puerto Rico for fiscal 1996 remained the same. The Puerto Rico Planning Board's most recent gross product forecast for fiscal 1997, made in February 1996, showed an increase of 2.7%. The Planning Board's Economic Activity Index, a composite index for thirteen economic indicators, increased 1.6% for fiscal 1996 compared to fiscal 1995, and 2.0% for fiscal 1995, compared to fiscal 1994. During the first three months of fiscal 1997 the Index decreased 0.9% compared to the same period in fiscal 1996, which period showed an increase of 1.7% over the same period of fiscal 1995. Growth in the Puerto Rico economy in fiscal 1997 depends on several factors, including the state of the United States economy and the relative stability in the price of oil imports, the exchange value of the U.S. dollar, the level of federal transfers and the cost of borrowing.

  YEAR 2000 ISSUE. The Trusts, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsor and Trustee or other service providers to a Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to each Trust.

  INSURANCE. Certain Bonds (the "Insured Bonds") may be insured or guaranteed by American Capital Access Corporation ("ACA"), Asset Guaranty Insurance Co. ("AGI"), AMBAC Indemnity Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Guaranty Insurance Company ("CGIC"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. The ratings are subject to change at any time at the discretion of the rating agencies. In determining whether to insure bonds, the Insurance Companies severally apply their own standards. The cost of this insurance is borne either by the issuers or previous owners of the bonds or by the Sponsor. The insurance policies are non-cancellable and will continue in force so long as the Insured Bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on but do not guarantee the market value of the Insured Bonds or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal or, except in the case of any portfolio insurance policies, cover redemptions resulting from events of taxability. If the issuer of any Insured Bond should fail to make an interest or principal payment, the insurance policies generally provide that the Trustee or its agent shall give notice of nonpayment to the Insurance Company or its agent and provide evidence of the Trustee's right to receive payment.

The Insurance Company is then required to disburse the amount of the failed payment to the Trustee or its agent and is thereafter subrogated to the Trustee's right to receive payment from the issuer.

  The following are brief descriptions of certain of the insurance companies that may insure or guarantee certain Bonds. The financial information presented for each company has been determined on a statutory basis and is unaudited.

  ACA is a wholly owned subsidiary of American Capital Access Holdings, Inc. ("Holdings"), which, in turn is owned by American Capital Access Holdings, L.L.C. ACA is a Maryland domiciled financial guaranty insurance company and the major operating entity of Holdings; Holdings also owns American Capital Access Service Corp., which provides primarily personnel-related services to ACA.

  ACA was initially capitalized in 1997, with $117,000,000 in policyholders' surplus. Additionally, Zurich Reinsurance (North America) Inc. has provided a $50,000,000 soft capital facility and Capital Reinsurance Co. has written ACA a $75,000,000 excess of loss treaty. Standard & Poor's has assigned an A claims-paying ability to ACA.

  AGI and its affiliate company Enhance Reinsurance Co. are managed by essentially the same management team and are direct, wholly owned subsidiaries of Enhance Financial Services Group Inc.

  AGI, as of December 31, 1996, had total assets of $203,800,000 and statutory capital of $103,000,000. AGI's claims-paying ability has been rated AA by Standard & Poor's.

  AMBAC is a Wisconsin-domiciled stock insurance corporation, regulated by the Office of the Commissioner of Insurance of the State of Wisconsin, and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,813,000,000 (unaudited) and statutory capital of approximately $1,605,000,000 (audited) as of September 30, 1997. Statutory capital consists of AMBAC's policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's, Standard & Poor's and Fitch have each assigned a triple-A claims-paying ability rating to AMBAC.

  AMBAC has obtained a ruling from the Internal Revenue Service to the effect that the insuring of an obligation by AMBAC will not affect the treatment for federal income tax purposes of interest on such obligation and that insurance proceeds representing maturing interest paid by AMBAC under policy provisions substantially identical to those contained in its municipal bond insurance policy shall be treated for federal income tax purposes in the same manner as if such payments were made by the issuer of the Bonds.

  Asset Guaranty is a New York State insurance company licensed to write financial guarantee, credit, residual value and surety insurance. Asset Guaranty commenced operations in mid-1988 by providing reinsurance to several major monoline insurers. Asset Guaranty also issued limited amounts of primary financial guaranty insurance, but not in direct competition with the primary monoline companies for which it acts as a reinsurer. The parent holding company of Asset Guaranty, Asset Guarantee Inc. (AGI), merged with Enhance Financial Services (EFS) in June, 1990 to form Enhance Financial Services Group Inc.
(EFSG). The two main, 100%-owned subsidiaries of EFSG, Asset Guaranty and Enhance Reinsurance Company (ERC), share common management and physical resources. As of April 30, 1996 EFSG is 55.3% owned by the public, 30.2% by U.S. WEST Inc., 8.9% by senior management and 5.6% by Swiss Reinsurance Company. Both ERC and Asset Guaranty are rated "AAA" for claims paying ability by Duff & Phelps. ERC is rated triple-A for claims-paying ability by both Standard & Poor's and Moody's. Asset Guaranty received a "AA" claims-paying-ability rating from Standard & Poor's during August 1993, but remains unrated by Moody's. As of March 31, 1996 Asset Guaranty had admitted assets of approximately $187,000,000 and policyholders' surplus of approximately $82,000,000.

  CAPMAC commenced operations in December, 1987 as the second monoline financial guaranty insurance company (after FSA) organized solely to insure non-municipal obligations. CAPMAC, a New York corporation, is a wholly-owned subsidiary of CAPMAC Holdings, Inc. (CHI), which was sold in 1992 by Citibank (New York State) to a group of 12 investors led by the following: Dillon Read's Saratoga Partners II; L.P. (Saratoga), an acquisition fund; Caprock Management, Inc., representing Rockefeller family interests; Citigrowth Fund, a Citicorp venture capital group; and CAPMAC senior management and staff. These groups control approximately 70% of the stock of CHI. CAPMAC had traditionally specialized in guaranteeing consumer loan and trade receivable asset-backed securities. Under the new ownership group CAPMAC intends to become involved in the municipal bond insurance business, as well as their traditional non-municipal business. As of March 31, 1995 CAPMAC's admitted assets were approximately $210,000,000 and its policyholders' surplus was approximately $138,000,000.

  FSA is a monoline insurance company incorporated in 1984 under the laws of the State of New York and is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

  FSA is a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., US WEST Capital Corporation and Tokio Marine and Fire Insurance Co., Ltd. No shareholder of Holdings is obligated to pay any debt of FSA or any claim under any insurance policy issued by FSA or to make any additional contribution to the capital of FSA.

  Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties, by FSA or any of its domestic operating insurance company subsidiaries are reinsured among such companies on an agreed upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, FSA reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota-share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by FSA as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit FSA's obligations under any financial guaranty insurance policy. As of December 31, 1997, total shareholders equity of FSA and its wholly-owned subsidiaries was (audited) $897,860,000 and total unearned premium reserves was (audited) $422,073,000.

  Connie Lee, a Wisconsin stock insurance corporation, is wholly-owned subsidiary of Connie Lee Holdings, Inc. (formerly Construction Loan Insurance Corporation, and herein, "Holdings"). On December 18, 1997, AMBAC acquired all of the outstanding capital stock of Holdings. Holdings and Connie Lee are now wholly-owned subsidiaries of AMBAC. Connie Lee, which guaranteed bonds issued primarily for college and hospital infrastructure projects, is not expected to write any new business. AMBAC and Connie Lee have arrangements in place to assure that Connie Lee maintains a level of capital sufficient to support Connie Lee's outstanding obligations and for Connie Lee insured bonds to retain their triple-A rating.

  As of December 31, 1997, the qualified statutory capital of Connie Lee was $112,742,860 (unaudited) and total admitted assets were $46,792,234 (unaudited), as reported to the Commissioner of Insurance of the State of Wisconsin.

  Financial Guaranty Insurance Company ("Financial Guaranty") is a wholly-owned subsidiary of FGIC Corporation ("Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1997, the total capital and surplus of Financial Guaranty was approximately $1,255,590,411. In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia.

  MBIA is the principal operating subsidiary of MBIA Inc. The principal shareholders of MBIA Inc. were originally Aetna Casualty and Surety Company, The Fund American Companies, Inc., subsidiaries of CIGNA Corporation and Credit Local de France, CAECL, S.A. These principal shareholders now own approximately 13% of the outstanding common stock of MBIA Inc., following a series of four public equity offerings over a five-year period. MBIA is domiciled in the State of New York and licensed to do business in, and subject to regulation under, the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. As of December 31, 1996, MBIA had admitted assets of approximately $4,400,000,000 (audited), total liabilities of approximately $3,000,000,000 (audited), and policyholders' surplus of approximately $1,400,000,000 (audited), prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

  Insurance companies are subject to regulation and supervision in the jurisdictions in which they do business under statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. This regulation, supervision and administration relate, among other things, to: the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; deposits of securities for the benefit of policyholders; approval of policy forms and premium rates; periodic examinations of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of insurers or for other purposes; and requirements regarding reserves for unearned premiums, losses and other matters. Regulatory agencies require that premium rates not be excessive, inadequate or unfairly discriminatory. Insurance regulation in many states also includes "assigned risk" plans, reinsurance facilities, and joint underwriting associations, under which all insurers writing particular lines of insurance within the jurisdiction must accept, for one or more of those lines, risks unable to secure coverage in voluntary markets. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors.

  Although the Federal government does not regulate the business of insurance, Federal initiatives can significantly impact the insurance business. Current and proposed Federal measures which may significantly affect the insurance business include pension regulation (ERISA), controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, personal privacy protection, tax law changes affecting life insurance companies or the relative desirability of various personal investment vehicles and repeal of the current antitrust exemption for the insurance business. (If this exemption is eliminated, it will substantially affect the way premium rates are set by all property-liability insurers.) In addition, the Federal government operates in some cases as a co-insurer with the private sector insurance companies.

  Insurance companies are also affected by a variety of state and Federal regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. These include judicial redefinitions of risk exposure in areas such as products liability and state and Federal extension and protection of employee benefits, including pension, workers' compensation, and disability benefits. These developments may result in short-term adverse effects on the profitability of various lines of insurance. Longer-term adverse effects can often be minimized through prompt repricing of coverages and revision of policy terms. In some instances, these developments may create new opportunities for business growth. All insurance companies write policies and set premiums based on actuarial assumptions about mortality, injury, the occurrence of accidents and other insured events. These assumptions, while well supported by past experience, necessarily do not take account of future events. The occurrence in the future of unforeseen circumstances could affect the financial condition of one or more insurance companies. The insurance business is highly competitive and with the deregulation of financial service businesses, it should become more competitive. In addition, insurance companies may expand into non-traditional lines of business which may involve different types of risks.

  The above financial information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

  LITIGATION AND LEGISLATION. To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

  Under the Federal Bankruptcy Act, a political subdivision or public agency or instrumentality of any state, including municipalities, may proceed to restructure or otherwise alter the terms of its obligations, including those of the type comprising the Trust's Portfolio. The Sponsor is unable to predict what effect, if any, this legislation might have on the Trust.

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. Holders are urged to consult their own tax advisers.

  TAX EXEMPTION. In the opinion of bond counsel rendered on the date of issuance of each Bond, the interest on each Bond is excludable from gross income under existing law for regular Federal income tax purposes (except in certain circumstances depending on the Holder) but may be subject to state and local taxes. As discussed under Taxes below, interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their date of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the Bonds) to comply with certain ongoing requirements.

  Moreover, the Internal Revenue Service is expanding its examination program with respect to tax-exempt bonds. The expanded examination program will consist of, among other measures, increased enforcement against abusive transactions, broader audit coverage (including the expected issuance of audit guidelines) and expanded compliance achieved by means of expected revisions to the tax-exempt bond information return forms. At this time, it is uncertain whether the tax exempt status of any of the Bonds would be affected by such proceedings, or whether such effect, if any, would be retroactive.

  In certain cases, a Bond may provide that if the interest on the Bond should ultimately be determined to be taxable, the Bond would become due and payable by its issuer, and, in addition, may provide that any related letter of credit or other security could be called upon if the issuer failed to satisfy all or part of its obligation. In other cases, however, a Bond may not provide for the acceleration or redemption of the Bond or a call upon the related letter of credit or other security upon a determination of taxability. In those cases in which a Bond does not provide for acceleration or redemption or in which both the issuer and the bank or other entity issuing the letter of credit or other security are unable to meet their obligations to pay the amounts due on the Bond as a result of a determination of taxability, the Trustee would be obligated to sell the Bond and, since it would be sold as a taxable security, it is expected that it would have to be sold at a substantial discount from current market price. In addition, as mentioned above, under certain circumstances Holders could be required to pay income tax on interest received prior to the date on which the interest is determined to be taxable.

THE UNITS

  On the Date of Deposit, each Unit in a Trust represented a fractional undivided interest in the principal and net income of such Trust as is set forth in Part A, "Summary of Essential Information."

  If any Units are redeemed after the date of this Prospectus by the Trustee, the principal amount of Bonds in the affected Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in the affected Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement. (See "Amendment and Termination of the Trust Agreement--Termination.")

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    The Trusts are not associations taxable as corporations for Federal income tax purposes, and income received by the Trusts will be treated as the income of the Unit holders ("Holders") in the manner set forth below.

    Each Holder of Units of a Trust will be considered the owner of a pro rata portion of each Bond in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). The total cost to a Holder of his Units, including sales charges, is allocated to his pro rata portion of each Bond, in proportion to the fair market values thereof on the date the Holder purchases his Units, in order to determine his tax cost for his pro rata portion of each Bond. In order to determine the face amount of a Holder's pro rata portion of each Bond on the Date of Deposit, see "Aggregate Principal" under "Portfolio of Securities". In order for a Holder who purchases his Units on the Date of Deposit to determine the fair market value of his pro rata portion of each Bond on such date, see "Cost of Securities to Trust" under "Portfolio of Securities".

    Each Holder of Units of a Trust will be considered to have received the interest on his pro rata portion of each Bond when interest on the Bond is received by the Trust. In the opinion of bond counsel (delivered on the date of issuance of each Bond), such interest will be excludable from gross income for regular Federal income tax purposes (except in certain limited circumstances referred to below). Amounts received by a Trust pursuant to a bank letter of credit, guarantee or insurance policy with respect to payments of principal, premium or interest on a Bond in the Trust will be treated for Federal income tax purposes in the same manner as if such amounts were paid by the issuer of the Bond.

    The Trusts may contain Bonds which were originally issued at a discount ("original issue discount"). The following principles will apply to each Holder's pro rata portion of any Bond originally issued at a discount. In general, original issue discount is defined as the difference between the price at which a debt obligation was issued and its stated redemption price at maturity. Original issue discount on a tax-exempt obligation issued after September 3, 1982, is deemed to accrue as tax-exempt interest over the life of the obligation under a formula based on the compounding of interest. Original issue discount on a tax-exempt obligation issued before July 2, 1982 is deemed to accrue as tax-exempt interest ratably over the life of the obligation. Original issue discount on any tax-exempt obligation issued during the period beginning July 2, 1982 and ending September 3, 1982 is also deemed to accrue as tax-exempt interest over the life of the obligation, although it is not clear whether such accrual is ratable or is determined under a formula based on the compounding of interest. If a Holder's tax cost for his pro rata portion of a Bond issued with original issue discount is greater than its "adjusted issue price" but less than its stated redemption price at maturity (as may be adjusted for certain payments), the Holder will be considered to have purchased his pro rata portion of the Bond at an "acquisition premium." A Holder's adjusted tax basis for his pro rata portion of a Bond issued with original issue discount will include original issue discount accrued during the period such Holder held his Units. Such increases to the Holder's tax basis in his pro rata portion of the Bond resulting from the accrual of original issue discount, however, will be reduced by the amortization of any such acquisition premium.

    If a Holder's tax basis for his pro rata portion of a Bond in the Holder's Trust exceeds the redemption price at maturity thereof (subject to certain adjustments), the Holder will be considered to have purchased his pro rata portion of the Bond with "amortizable bond premium". The Holder is required to amortize such bond premium over the term of the Bond. Such amortization is only a reduction of basis for his pro rata portion of the Bond and does not result in any deduction against the Holder's income. Therefore, under some circumstances, a Holder may recognize taxable gain when his pro rata portion of a Bond is disposed of for an amount equal to or less than his original tax basis therefor.

    A Holder will recognize taxable gain or loss when all or part of his pro rata portion of a Bond in his Trust is disposed of by the Trust for an amount greater or less than his adjusted tax basis. A Holder will also be considered to have disposed of all or part of his pro rata portion of each Bond when he sells or redeems all or some of his Units. Any such taxable gain or loss will be capital gain or loss (assuming that the Units are held as capital assets), except that any gain from the disposition of a Holder's pro rata portion of a Bond acquired by the Holder at a "market discount" (i.e., where the Holder's original basis for his pro rata portion of the Bond (plus any original issue discount which will accrue thereon until its maturity) is less than its stated redemption price at maturity) would be treated as ordinary income to the extent the gain does not exceed the accrued market discount. Capital gains are generally taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. A reduced tax rate for noncorporate taxpayers may be available for assets held for more than 18 months. The deduction of capital losses is subject to limitations.

    Under Section 265 of the Code, a Holder (except a corporate Holder) is not entitled to a deduction for his pro rata share of fees and expenses of a Trust because the fees and expenses are incurred in connection with the production of tax-exempt income. Further, if borrowed funds are used by a Holder to purchase or carry Units of any Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. In addition, under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules may be applicable for state tax purposes.

    From time to time proposals are introduced in Congress and state legislatures which, if enacted into law, could have an adverse impact on the tax-exempt status of the Bonds. It is impossible to predict whether any legislation in respect of the tax status of interest on such obligations may be proposed and eventually enacted at the Federal or state level.

    The foregoing discussion relates only to Federal and certain aspects of New York State and City income taxes. Depending on their state of residence, Holders may be subject to state and local taxation and should consult their own tax advisers in this regard.

  Interest on certain tax-exempt bonds issued after August 7, 1986 will be a preference item for purposes of the alternative minimum tax ("AMT"). The Sponsor believes that interest (including any original issue discount) on the Bonds should not be subject to the AMT for individuals or corporations under this rule. A corporate Holder should be aware, however, that the accrual or receipt of tax-exempt interest not subject to the AMT may give rise to an alternative minimum tax liability (or increase an existing liability) because the interest income will be included in the corporation's "adjusted current earnings" for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code.

  In addition, interest on the Bonds must be taken into consideration in computing the portion, if any, of social security benefits that will be included in an individual's gross income and subject to Federal income tax. Holders are urged to consult their own tax advisers concerning an investment in Units.

  At the time of issuance of each Bond, an opinion relating to the validity of the Bond and to the exemption of interest thereon from regular Federal income taxes was or will be rendered by bond counsel. Neither the Sponsor nor Battle Fowler LLP have made or will make any review of the proceedings relating to the issuance of the Bonds or the basis for these opinions. The tax exemption is dependent upon the issuer's (and other users') compliance with certain ongoing requirements, and the opinion of bond counsel assumes that these requirements will be complied with. However, there can be no assurance that the issuer (and other users) will comply with these requirements, in which event the interest on the Bond could be determined to be taxable retroactively to the date of issuance.

  In the case of certain of the Bonds, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of such Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be exempt from regular Federal income taxes, although interest on such Bonds received by others would be exempt from regular Federal income taxes. "Substantial user" is defined under U.S. Treasury Regulations to include only a person whose gross revenue derived with respect to the facilities financed by the issuance of bonds is more than 5% of the total revenue derived by all users of such facilities, or who occupies more than 5% of the usable area of such facilities or for whom such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

  INITIAL EXPENSES

  All or some portion of the expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to a Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Trust, and amortized over five years. Any balance of the expenses incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

  TRUSTEE'S, SPONSOR'S AND EVALUATOR'S FEES

  The Trustee will receive for its ordinary recurring services to a Trust an annual fee in the amount set forth under Part A, "Summary of Essential Information." For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unit Holders." The Trustee will receive the benefit of any reasonable cash balances in the Income and Principal Accounts.

  There are no management fees and the Sponsor earns only a nominal Portfolio Supervision fee (the "Supervision Fee"), which is earned for Portfolio supervisory services. This fee is based upon the greatest face amount of Bonds in the Trust at any time during the calendar year with respect to which the fee is being computed.

  The Supervision Fee, which is not to exceed the amount set forth in Part A-- "Summary of Essential Information", may exceed the actual costs of providing Portfolio supervisory services for such Trust, but at no time will the total amount the Sponsor receives for Portfolio supervisory services rendered to all series of Tax Exempt Securities Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year. In addition, the Sponsor may also be reimbursed for bookkeeping and other administrative services provided to the Trust in amounts not exceeding their costs of providing these services.

  The Evaluator will receive a fee in the amount set forth under Part A, "Summary of Essential Information," for each evaluation of the Bonds in a Trust. For a discussion of the services performed by the Evaluator pursuant to its obligations under the Trust Agreement, see "Evaluator--Responsibility" and "Public Offering--Offering Price."

  Any of such fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" or, if such Index is no longer published, in a similar Index to be determined by the Trustee and the Sponsor.

  OTHER CHARGES

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Unit holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; to the extent lawful, expenses (including legal, accounting and printing expenses) of maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration so long as the Sponsor maintains a market for the Units and all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses.

PUBLIC OFFERING

OFFERING PRICE

  During the initial public offering period, the Public Offering Price of the Units of a Trust is determined by adding to the Evaluator's determination of the aggregate OFFERING price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units of the Trust, as set forth in the table below. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate BID price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units of such Trust to the purchaser is also added to the Public Offering Price. (See "Rights of Unit Holders--Distribution of Interest and Principal.")

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                                              PERCENT OF   PERCENT OF
                                                PUBLIC     NET AMOUNT   DEALER
UNITS PURCHASED+                            OFFERING PRICE  INVESTED  CONCESSION
----------------                            -------------- ---------- ----------
    1- 99..................................     4.70%        4.932%     $33.00
  100-249..................................     4.25%        4.439%     $32.00
  250-499..................................     4.00%        4.167%     $30.00
  500-999..................................     3.50%        3.627%     $25.00
1,000 or more..............................     3.00%        3.093%     $20.00

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.
-------
+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

  Pursuant to employee benefit plans, Units of a Trust are available to employees of the Sponsor and its subsidiaries, affiliates and employee-related discounts, during the initial public offering period, at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds of a Trust per Unit plus a sales charge of .50% of the Public Offering Price and after the initial public offering period, at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds of a Trust per Unit plus a sales charge of .50% of the Public Offering Price. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset One SM Program may purchase Units of the Trust at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds of a Trust per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds of a Trust per Unit. Participants in the Smith Barney Asset One SM Program are subject to certain fees for specified securities brokerage and execution services.

METHOD OF EVALUATION

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for the Bonds*, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the "Summary of Essential Information," in Part A, effective for all sales made subsequent to the last preceding determination. Following the initial public offering period, the aggregate bid price of the Bonds (which is used to calculate the price at which the Sponsor repurchases and sells Units in the secondary market and the Redemption Price at which Units may be redeemed) will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds*, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the "Summary of Essential Information," in Part A, effective for all sales made subsequent to the last preceding determination. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. The price at which Units may be repurchased by the Sponsor in the secondary market could be less than the price paid by the Unit holder. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under "Summary of Essential Information" in Part A. For information relating to the calculation of the Redemption Price per Unit, which is also based upon the aggregate bid price of the underlying Bonds and which may be expected to be less than the Public Offering Price per Unit, see "Rights of Unit Holders--Redemption of Units."

DISTRIBUTION OF UNITS

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price determined in the manner provided above (see "Public Offering--Offering Price") through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market (see "Public Offering--Market for Units") may be offered by this Prospectus at the Public Offering Price determined in the manner provided above (see "Public Offering--Offering Price").

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price" herein, for a Trust with an unreduced sales charge as specified in Part A--"The Public Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Unit holder (Certificate holder) or become entitled to exercise the rights of a Unit holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Unit holder is the Public Offering Price in effect at the
-------
* Current offering or bid prices of the Deposited Units, if any, are based on prevailing weekly evaluations of the obligations underlying such Deposited Units.

time his order is received, plus accrued interest (see "Public Offering--Method of Evaluation"). This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

MARKET FOR UNITS
  Following the initial public offering period the Sponsor, although not obligated to do so, presently intends to maintain a market for the Units of a Trust and continuously to offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. For information relating to the method and frequency of the Evaluator's determination of the aggregate bid price of the underlying Bonds, see "Public Offering--Method of Evaluation." The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units, as a service to Unit holders, at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Unit holder of such Trust desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Bonds. The aggregate bid price of the underlying Bonds of a Trust may be expected to be less than the aggregate offering price.

EXCHANGE OPTION

  Unit holders may elect to exchange any or all of their Units of this series for units of one or more of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Unit holder resides at a Public Offering Price for the units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per unit. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Unit holders. Therefore, there is no assurance that a market for units will in fact exist on any given date on which a Unit holder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unit holder. Exchanges will be effected in whole units ONLY. If the proceeds from the Units being surrendered are less than the cost of a whole number of units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust will generally constitute a "taxable event" under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for units of any other series of the Tax Exempt Securities Trust which are grantor trusts for U.S. Federal income tax purposes will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Unit holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust will be sold under the Exchange Option at the bid prices of the underlying securities in the particular portfolio involved per unit plus a fixed charge of $25 per unit. As an example, assume that a Unit holder, who has three units of a trust with a current price of $1,020 per unit based on the bid prices of the underlying securities, desires to exchange his Units for units of a series of an Exchange Trust with a current price of $880 per unit based on the bid prices of the underlying securities. In this example, the proceeds from the Unit holder's units will aggregate $3,060. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unit holder would be able to acquire four units in the Exchange Trust for a total cost of $3,620 ($3,520 for the units and $100 for the sales charge).

REINVESTMENT PROGRAMS

  Distributions of interest and principal, if any, are made to Unit holders monthly. The Unit holder will have the option of either receiving his monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Unit holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Unit holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions, if any, to the reinvestment program selected by the Unit holder. Since the Sponsor has arranged for different reinvestment alternatives, Unit holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Unit holder. The Unit holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Unit holder and may be terminated at any time by the Unit holder, or the program may be modified or terminated by the Trustee or the program's Sponsor.

SPONSOR'S AND UNDERWRITERS' PROFITS

  For their services the Underwriters (see Part A, "Underwriting") receive a commission based on the sales charge of a particular Trust (see "Public Offering--Offering Price") as adjusted pursuant to the Agreement Among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses, as the case may be, in the amount of any difference between the cost of the Bonds to a Trust (which is based on the aggregate offering price of the underlying Bonds on the Date of Deposit) and the purchase price of such Bonds to the Sponsor (which is the cost of the Bonds at the time they were acquired for the account of a Trust and the cost of the Deposited Units at the time they were acquired by the Sponsor). (See Part A, "Portfolio of Securities"--Note (3).) Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations and may be of use to the Sponsor.

  In maintaining a market for the Units of a Trust (see "Public Offering-- Market for Units"), the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units (see "Public Offering-- Offering Price").

RIGHTS OF UNIT HOLDERS

CERTIFICATES

  Ownership of Units of a Trust is evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred, and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTION OF INTEREST AND PRINCIPAL

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Unit holders in such Trust of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Unit holders on previous Monthly Distribution Dates. (See Part A, "Summary of Essential Information," "Tax Exempt Securities Trust--Expenses and Charges" and "Rights of Unit Holders--Redemption of Units.")

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. (See Part A, "Summary of Essential Information.") Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Unit holders as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Unit holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Part A, "Summary of Essential Information" for a Trust and will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds in the Portfolio of a Trust is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date or Record Dates, as the case may be. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup advances made by it in anticipation of receipt of interest payments on such Bonds by reducing the amount distributed per Unit in one or more Monthly Interest Distributions. If Units are redeemed subsequent to such advances by the Trustee, but prior to receipt by the Trustee of actual notice of such failure to pay interest, the amount of which was so advanced by the Trustee, each remaining Unit holder will be subject to a greater pro rata reduction in his Monthly Interest Distribution than would have occurred absent such redemptions. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Unit holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds comprising a Trust Portfolio, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unit holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Unit holder sells all or a portion of his Units a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds. (See "Rights of Unit Holders--Redemption of Units--Computation of Redemption Price per Unit.") The Trustee is also entitled to withdraw from the Interest Account, and to the extent funds are not sufficient therein, from the Principal Account, on one or more Record Dates as may be appropriate, amounts sufficient to recoup advances which it has made in anticipation of the receipt by the Trust of interest in respect of Bonds which subsequently fail to pay interest when due.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust and, to the extent funds are not sufficient therein, from the Principal Account of such Trust, amounts necessary to pay the expenses of such Trust. (See "Tax Exempt Securities Trust--Expenses and Charges.") The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders-- Redemption of Units.")

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds of such Trust from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advancements to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

REPORTS AND RECORDS

  The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and, to the extent then determined, information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Unit holders upon request.

  The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

REDEMPTION OF UNITS

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Unit holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender. (See "Redemption of Units--Computation of Redemption Price per Unit.") The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Redemption of Units--Purchase by the Sponsor of Units Tendered for Redemption."

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales, if required, could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

  COMPUTATION OF REDEMPTION PRICE PER UNIT--The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Unit holders of such Trust of record as of a date prior to the evaluation. The Evaluator may determine the value of the Bonds in the Trust (1) on the basis of current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices for comparable securities, (3) by appraisal, or (4) by any combination of the above.

  The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference usually will not exceed 3%. The price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Part A, "Summary of Essential Information."

  PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION--The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price not later than the day on which the Units would otherwise have been redeemed by the Trustee. (See "Public Offering--Market for Units.")

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. (See "Public Offering--Offering Price.") Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units. (See "Public Offering--Sponsor's and Underwriters' Profits.")

SPONSOR

  Smith Barney Inc., 388 Greenwich Street, New York, New York 10013 ("Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Smith Barney is an indirect wholly-owned subsidiary of The Travelers Inc.

  Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds. The Sponsor has acted previously as managing underwriter of other investment companies. In addition to participating as a member of various underwriting and selling groups or as agent of other investment companies, the Sponsor also executes orders for the purchase and sale of securities of investment companies and sells securities to such companies in its capacity as broker or dealer in securities.

LIMITATIONS ON LIABILITY

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Unit holders for taking any action or refraining from any action in good faith or for errors in judgment or responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. (See "Sponsor--Responsibility" below.)

RESPONSIBILITY

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds, including default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Unit holders.

  The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

RESIGNATION

  If the Sponsor resigns or otherwise fails or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

LIMITATIONS ON LIABILITY

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. (See "Tax Exempt Securities Trust-- Portfolio.") For information relating to the responsibilities and indemnification of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders", "Sponsor--Resignation" and "Other Charges."

RESIGNATION

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

LIMITATIONS ON LIABILITY

  The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Unit holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

RESPONSIBILITY

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Bonds on the basis of their offering prices, see "Public Offering--Offering Price."

RESIGNATION

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee, and in such event, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

AMENDMENT

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Unit holders; provided, that the Trust Agreement is not amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust, except for the substitution of certain refunding securities for such Bonds or to permit the Trustee to engage in business or investment activities not specifically authorized in the Trust Agreement as originally adopted. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

TERMINATION

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Unit holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under Part A, "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust, and, after paying all expenses and charges incurred by such Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

LEGAL OPINION

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

AUDITORS

  The statements of financial condition and the portfolios of securities included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

STANDARD & POOR'S

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees.

  The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

  The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

    II. Nature of and provisions of the obligation; and

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements
-------
+As described by the rating agencies.

is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

MOODY'S

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

FITCH

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

DUFF & PHELPS

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective Federal income tax rates and tax brackets for the 1998 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1998 TAX YEAR
--------------------------------------------------------------------------------

        TAXABLE INCOME BRACKET                              TAX EXEMPT YIELD
                                      FEDERAL EFFECTIVE
                                        TAX    FEDERAL
     JOINT RETURN     SINGLE RETURN   BRACKET TAX RATE  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
                                                          TAXABLE EQUIVALENT YIELD
-----------------------------------------------------------------------------------------------------
   $      0- 42,350  $      0- 25,350  15.00%   15.00%  4.71%  5.29%  5.88%  6.47%   7.06%  7.65%
   $ 42,351-102,300  $ 25,351- 61,400  28.00%   28.00%  5.56   6.25   6.94   7.64    8.33   9.03
   $102,301-124,500  $ 61,401-124,500  31.00%   31.00%  5.80   6.52   7.25   7.97    8.70   9.42
   $124,501-155,950  $124,501-128,500  31.00%   31.93%  5.88   6.61   7.35   8.08    8.81   9.55
   $155,951-278,450  $128,501-278,450  36.00%   37.08%  6.36   7.15   7.95   8.74    9.54  10.33
   OVER $278,450     OVER $278,450     39.00%   40.79%  6.76   7.60   8.44   9.29   10.13  10.98
-----------------------------------------------------------------------------------------------------


Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the Federal tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PERFORMANCE INFORMATION

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

PROSPECTUS--PART C:
--------------------------------------------------------------------------------
  NOTE: PART C OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY
                                 PARTS A AND B.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.


CALIFORNIA TRUST

  RISK FACTORS--

  Beginning in the 1990-91 fiscal year, California faced the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), exports and financial services, among others, were severely affected. Job losses were the worst of any post-war recession and have been estimated to exceed 800,000.

  The recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State has also faced a structural imbalance in its budget with the largest programs supported by the General Fund--K-12 schools and community colleges, health, welfare and corrections--growing at rates higher than the growth rates for the principal revenue sources of the General Fund. (The General Fund, the State's main operating fund, consists of revenues which are not required to be credited to any other fund.) The State experienced recurring budget deficits. The State Controller reported that expenditures exceeded revenues for four of the six fiscal years ending with 1992-93, and were essentially equal in 1993-94. According to the Department of Finance, the State suffered a continuing budget deficit of approximately $2.8 billion in the Special Fund for Economic Uncertainties. (Special Funds account for revenues obtained from specific revenue sources, and which are legally restricted to expenditures for specified purposes.) The 1993-94 Budget Act incorporated a Deficit Reduction Plan to repay this deficit over two years. The original budget for 1993-94 reflected revenues which exceeded expenditures by approximately $2.8 billion. As a result of continuing recession, the excess of revenues over expenditures for the 1993-94 fiscal year was less than $300 million. The accumulated budget deficit at June 30, 1994 was not able to be retired by June 30, 1995 as planned. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95. The accumulated budget deficits over the past several years, together with expenditures for school funding which have not been reflected in the budget, and the reduction of available internal borrowable funds, have combined to significantly deplete the State's cash resources to pay its ongoing expenses. In order to meet its cash needs, the State has had to rely for several years on a series of external borrowings, including borrowings past the end of a fiscal year. At the end of its 1995-96 fiscal year, however, the State did not borrow moneys into "1995-96 Budget" the subsequent fiscal year. For a discussion of the 1995-96 State Budget, 1996-97 State Budget, the 1997-98 State Budget and the Proposed 1998-99 State Budget, see the sub-captions "1995-96 Budget," "1996-97 Budget," "Proposed 1997-98 Budget" and the Proposed 1998-99 State Budget, respectively, herein.

  Many California counties continue to be under severe fiscal stress. Such stress has impacted smaller, rural counties and larger urban counties such as Los Angeles, and Orange County, which declared bankruptcy in 1994. Orange County has implemented significant reductions in services and personnel, and continues to face fiscal constraints in the aftermath of its bankruptcy. However, California has experienced recent economic expansion, with growth in employment and in early 1998 the state recorded its lowest unemployment rate since 1990. There can be no assurance this growth trend will continue.

                              1995-96 BUDGET

  The state began the 1995-96 Fiscal Year with strengthening revenues based on an improving economy and the smallest nominal "budget gap" to be closed in many years.

  The 1995-96 Budget Act, signed by the Governor on August 3, 1995, projects General Fund revenues and transfers of $44.1 billion, about $2.2 billion higher than projected revenues in 1994-95. The Budget Act projects Special Fund revenues of $12.7 billion, an increase from $12.1 billion projected in 1994-95.

  The Department of Finance released updated projections for the 1995-96 fiscal year in May, 1996, estimating that revenues and transfers to be $46.1 billion, approximately $2 billion over the original fiscal year estimate. Expenditures also increased, to an estimated $45.4 billion, as a result of the requirement to expend revenues for schools under Proposition 98, and, among other things, failure of the federal government to budget new aid for illegal immigrant costs which had been counted on to allow reductions in costs.

  The principal features of the Budget Act were the following:

    1. Proposition 98 funding for schools and community colleges will increase by about $1 billion (General Fund) and $1.2 billion total above revised 1994-95 levels. Because of higher than projected revenues in 1994-95, an additional $543 million is appropriated to the 1994-95 Proposition 98 entitlement. A significant component of this amount is a block grant of about $54 per pupil for any one-time purpose. Per-pupil expenditures are projected to increase by another $126 in 1995-96 to $4,435. A full 2.7% cost of living allowance is funded for the first time in several years. The budget compromise anticipated a settlement of the CTA v. Gould litigation.

    2. Cuts in health and welfare costs totaling about $900 million, some of which would require federal legislative approval.

    3. A 3.5% increase in funding for the University of California ($90 million General Fund) and the California State University system ($24 million General Fund), with no increases in student fees.

    4. The updated Budget assumes receipt of $494 million in new federal aid for costs of illegal immigrants, in excess of federal government commitments.

    5. General Fund support for the Department of Corrections is increased by about 8 percent over 1994-95, reflecting estimates of increased prison population. This amount is less than was proposed in the 1995 Governor's Budget.

                              1996-97 BUDGET

  The 1996-97 Budget Act was signed by the Governor on July 15, 1996, and projected General Fund revenues and transfers of approximately $47.64 billion and General Fund expenditures of approximately $47.25 billion. The Governor vetoed about $82 million of appropriations (both General Fund and Special Fund) and the State has implemented its regular cash flow borrowing program with the issuance of $3.0 billion of Revenue Anticipation Notes to mature on or before June 30, 1997. The 1996-97 Budget Act appropriated a budget reserve in the Special Fund for Economic Uncertainties of $305 million, as of June 30, 1997.

  The Budget Act contained General Fund appropriations totaling $47.251 billion, a 4.0 percent increase over the final estimated 1995-96 expenditures. Special Fund expenditures are budgeted at $12.6 billion.

  The following were the principal features of the 1996-97 Budget Act:

    1. Proposition 98 funding for schools and community college districts increased by almost $1.6 billion (General Fund) and $1.65 billion total above revised 1995-96 level periods. Almost half of this money was budgeted to fund class-size reduction in kindergarten and grades 1-3.

    2. Proposed cuts in health and welfare totaling $660 million. All of these cuts required federal law changes (including welfare reform), federal waivers, or federal budget appropriations in order to be achieved. The 1996-97 Budget Act assumes approval/action by October, 1996, with the savings to be achieved beginning in November, 1996. The 1996-97 Budget Act was based on continuation of previously approved assistance levels for Aid to Families with Dependent Children and other health and welfare programs, which had been reduced in prior years, including suspension of State authorized cost of living increases.

    3. A 4.9 percent increase in funding for the University of California ($130 million General Fund) and the California State University system ($101 million General Fund), with no increases in student fees, maintaining the second year of the Governor's four-year "Compact" with the State's higher education units.

    4. General Fund support for the Department of Corrections was increased by about 7 percent over the prior year, reflecting estimates of increased prison population.

    5. With respect to aid to local governments, the principal new programs included in the 1996-97 Budget Act are $100 million in grants to cities and counties for law enforcement purposes, and budgeted $50 million for competitive grants to local governments for programs to combat juvenile crime.

  The 1996-97 Budget Act did not contain any tax increases. As noted, there was a reduction in corporate taxes. In addition, the Legislature approved another one-year suspension of the Renters Tax Credit, saving $520 million in expenditures.

                              1997-98 BUDGET

  On January 9, 1997, the Governor announced his proposed 1997-98 State budget detailing plans to cut welfare, increase education spending and provide certain tax cuts to businesses and banks. The total spending plan in the amount of approximately $66.6 billion represents an increase of approximately 4% from the 1996-97 State Budget, with an increase in the State's General Fund to approximately $50.3 billion. The Governor announced a proposal to restructure the State's welfare system, placing strict time limits on the provision of assistance and introducing penalties, and included a plan to increase spending for elementary and secondary schools.

  On August 11, 1997, the State Legislature approved a 1997-98 State Budget of approximately $68 billion which included approximately $32 billion for public schools, an increase of approximately $4 billion over the prior year. The Budget also included approximately $100 million for local law enforcement and approximately $75 million in spending to subsidize hospitals that care for large numbers of uninsured patients, as well as approximately $40 million for legal immigrants and an increase of approximately $223 million in welfare spending, including job training. The education portion of the State Budget approved by the Legislature for 1997-98 included approximately $850 million to expand the class-size reduction program and full statutory funding of the Revenue Limit COLA comprising a 2.65% COLA, consistent with the May Revision. Revenue Limit Equalization is as funded in the amount of approximately $261 million for the school district revenue limit equalization for 1996-97.

  The final State Budget was signed by the Governor on August 18, 1997 after using his line-item veto authority to veto, with reservation until an acceptable school testing bill is passed, a significant amount of education funding from the State Budget approved by the Legislature. Vetoes which would be restored if a testing bill acceptable to the Governor is passed include approximately $955,000 in Department of Education spending, and approximately $900 million in local assistance. Vetoes not relating to the testing issue, but which need legislation in order to restore the vetoed funds, included more than $20 million in Department of Education spending. The final State Budget also provided approximately $377 million for child care programs administered by the Department of Education and the Department of Social Services, approximately $160 million for welfare-to-work programs, approximately $25 million in adult education funding and approximately $50 million to California community colleges, approximately $100 million to cities and counties to enhance local law enforcement, approximately $55 million in federal funds to local government for the construction of detention facilities and approximately $1.2 billion in deferred general fund contributions to the Public Employees Retirement System. The final State Budget did not include the Governor's proposed 10% tax cut for bank and corporations.

PROPOSED 1998-99 BUDGET

  In 1997, California experienced employment growth exceeding 3 percent-- approximately 400,000 new jobs--and income rose by more than 7 percent. The State's unemployment rate fell during 1997 to a low of 5.8 percent in November. In fiscal year 1996-97, the State's General Fund collections grew by over 6 percent to reach $49.2 billion, and revenue for the 1997-98 and 1998-99 fiscal years is expected to reach $52.9 billion and $55.4 billion respectively. This represents an annual growth of $3.7 billion (7.5 percent) for 1997-98 and $2.5 billion (4.7 percent) for 1998-99.

  The 1998-99 Governor's Budget provides $50 million in General Fund and $200 million in a proposed bond issue to capitalize the Infrastructure and Development Bank, which will provide capital to local governments to help businesses locate and expand in California, and $3 million for the small business loan guarantee program. The Budget also includes an Early Childhood Development Initiative, which is designed to improve the health and development of children from birth to age three and provides additional funds for anti-gang programs and for the apprehension of sexual predators. The Budget proposes an approximately $7 billion investment plan to maintain and build the State's system of schools, water supply, prisons, natural resources, and other infrastructure.

  In addition, the Budget includes approximately $40 billion to be devoted to California's 999 school districts and 58 county offices of education, resulting on estimated total per-pupil expenditures from all sources of $6,620 in fiscal year 1997-98 and $6,749 in 1998-99. Projected state revenues will contribute to a 7 percent increase in Proposition 98 General Fund support for K-12 education in 1998-99. This level of resources results in K-12 Proposition 98 per-pupil expenditures of $5,636 in 1998-99, up from $5,114 in 1996-97 and $5,414 in
1997-98. In addition, approximately $350 million has been allocated to lengthen the school year to 180 days while maintaining sufficient funds for staff development days. The State Budget includes a 2.22% COLA for revenue limit, special education, and child development in an amount of $657.4 million which includes school district and county office of education apportionments ($470.6 million), summer school ($4.0 million), special education ($57.8 million), child development ($14.6 million), class size reduction ($33.6 million), and categorical program COLA and growth ($73.7 million); enrollment growth funding of $564.5 million; class size reduction funding in the amount of $547 billion for all pupils in grades K-3 at $818 per pupil; and approximately $2 billion in state bonds for the 1998 election and $2.0 billion for each two years thereafter in 2000, 2002, and 2004 and an additional $135 million for deferred maintenance to be matched locally.

                              FUTURE BUDGETS

  It cannot be predicted what actions will be taken in the future by the State Legislature and the Governor to deal with changing State revenues and expenditures. The State budget will be affected by national and state economic conditions and other factors.

  THE FOREGOING DISCUSSION IS BASED ON OFFICIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE STATE OF CALIFORNIA. THE STATE HAS INDICATED THAT ITS DISCUSSION OF BUDGETARY INFORMATION IS BASED ON ESTIMATES AND

PROJECTIONS OF REVENUES AND EXPENDITURES FOR THE CURRENT FISCAL YEAR AND MUST NOT BE CONSTRUED AS STATEMENTS OF FACT; THE ESTIMATES AND PROJECTIONS ARE BASED UPON VARIOUS ASSUMPTIONS WHICH MAY BE AFFECTED BY NUMEROUS FACTORS, INCLUDING FUTURE ECONOMIC CONDITIONS IN THE STATE AND THE NATION, AND THERE CAN BE NO ASSURANCE THAT THE ESTIMATES WILL BE ACHIEVED.

                             VOTER INITIATIVE

  "Proposition 218" or the "Right to Vote on Taxes Act" (the "Proposition") was approved by the California electorate at the November, 1996 general election. Officially titled "Voter Approval For Local Government Taxes, Limitation on Fees, Assessments and Charges Initiative Constitutional Amendment," the Act was approved by a majority of the voters voting at the election and adds Articles XIIIC and XIIID to the California Constitution.

  The Proposition, among other things, requires local governments to follow certain procedures in imposing or increasing any fee or charge as defined. "Fee" or "charge" is defined to mean "any levy other than an ad valorem tax, a special tax or an assessment imposed by an agency upon a parcel or upon a person as an incident of property ownership, including user fees or charges for a property related service."

  The procedure required by the Proposition to impose or increase any fee or charge include a public hearing upon the proposed fee or charge and the opportunity to present written protests by the owners of the parcels subject to the proposed fee or charge. If written protests against the proposed fee or charge are presented by a majority of owners of the identified parcels, the local government shall not impose the fee or charge.

  The Proposition further provides as follows:

    "Except for fees or charges for sewer, water, and refuse collection services, no property related fee or charge shall be imposed or increased unless and until such fee or charge is submitted and approved by a majority vote of the property owners of the property subject to the fee or charge or, at the option of the agency, by a two-thirds vote of the electorate residing in the affected area."

  Additionally, the Proposition provides, with respect to standby charges, as follows:

    "No fee or charge may be imposed for a service unless that service is actually used by, or immediately available to, the owner of the property in question. Fees or charges based on potential or future use of a service are not permitted. Standby charges, whether characterized as charges or assessments, shall be classified as assessments and shall not be imposed without compliance with Section 4 of this Article."

  The Proposition provides that beginning July 1, 1997, all fees or charges shall comply with the Proposition's requirements.

  The Proposition is silent with respect to future increases of pre-existing fees or charges which are pledged to payment of indebtedness or obligations previously incurred by the local government. Presumably, the Proposition cannot preempt outstanding contractual obligations protected by the contract impairment clause of the federal constitution. However, with respect to any given situation or case, litigation may be the method which will settle any question concerning the authority of a local government to increase fees or charges outside of the strictures of the Proposition in order to meet contractual obligations.

  Proposition 218 also contains a new provision subjecting "matters of reducing or repealing any local tax, assessments and charges" to the initiative power. This means that no city or local agency revenue source is safe from reduction or repeal pursuant to the initiative process.

  Litigation concerning various elements of the Proposition may ultimately ensue and clarifying legislation may be enacted.

                            FUTURE INITIATIVES

  Articles XIIIA, XIIIB, XIIIC and XIIID were each adopted as measures that qualified for the ballot pursuant to the State's initiative process. From time to time, other initiative measures could be adopted which could affect revenues of the State or public agencies within the State.

                        STATE APPROPRIATIONS LIMIT

  The State is subject to an annual appropriations limit imposed by Article XIIIB of the State Constitution (the "Appropriations Limit"), and is prohibited from spending "appropriations subject to limitation" in excess of the Appropriations Limit. Article XIIIB, originally adopted in 1979, was modified substantially by Propositions 98 and 111 in 1988 and 1990, respectively. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed the reasonable cost of providing the regulation, product or service. The Appropriations Limit is based on the limit for the prior year, adjusted annually for certain changes, and is tested over consecutive two-year periods. Any excess of the aggregate proceeds of taxes received over such two-year period above the combined Appropriation Limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

  Exempted from the Appropriations Limit are debt Service costs of certain bonds, court or federally mandated costs, and, pursuant to Proposition 111, qualified capital outlay projects and appropriations or revenues derived from any increase in gasoline taxes and motor vehicle weight fees above January 1, 1990 levels. Some recent initiatives were structured to create new tax revenues dedicated to specific uses and expressly exempted from the Article XIIIB limits. The Appropriations Limit may also be exceeded in cases of emergency arising from civil disturbance or natural disaster declared by the Governor and approved by two-thirds of the Legislature. If not so declared and approved, the Appropriations Limit for the next three years must be reduced by the amount of the excess.

  Article XIIIB, as amended by Proposition 98 on November 8, 1988, also establishes a minimum level of state funding for school and community college districts and requires that excess revenues up to a certain limit be transferred to schools and community college districts instead of returned to the taxpayers. Determination of the minimum level of funding is based on several tests set forth in Proposition 98. During fiscal year 1991-1992 revenues were smaller than expected, thus reducing the payment owed to schools in 1991-92 under alternate "test" provisions. In response to the changing revenue situation, and to fully fund the Proposition 98 guarantee in the 1991-1992 and 1992-1993 fiscal years without exceeding it, the Legislature enacted legislation to reduce 1991-92 appropriations. The amount budgeted to schools but which exceeded the reduced appropriation was treated as a non-Proposition 98 short-term loan in 1991-92. As part of the 1992-93 Budget, $1.083 billion of the amount budgeted to K-14 schools was designated to "repay" the prior year loan, thereby reducing cash outlays in 1992-93 by that amount. To maintain per-average daily attendance ("ADA") funding, the 1992-93 Budget included loans of $732 million to K-12 schools and $241 million to community colleges, to be repaid from future Proposition 98 entitlements. The 1993-94 Budget also provided new loans of $609 million to K-12 schools and $178 million to community colleges to maintain ADA funding. These loans have been combined with the 1992-93 fiscal year loans into one loan of $1.760 billion, to be repaid from future years' Proposition 98 entitlements, and conditioned upon maintaining current funding levels per pupil at K-12 schools.

  A Sacramento County Superior Court in California Teachers' Association, et al. v Gould, et al., ruled that the 1992-93 loans to K-12 schools and community colleges violate Proposition 98. As part of the negotiations leading to the 1995-96 Budget Act, an oral agreement was reached to settle this case. The parties reached a conditional final settlement of the case in April, 1996. The settlement required adoption of legislation satisfactory to the parties to implement its terms, which has occurred, and final approval by the court, which was pending in early July, 1996.

  The settlement provides, among other things, that both the State and K-14 schools share in the repayment of prior years' emergency loans to schools. Of the total $1.76 billion in loans, the State will repay $935 million by forgiveness of the amount owed, while schools will repay $825 million. The State share of the repayment will be reflected as expenditures above the current Proposition 98 base circulation. The schools' share of the repayment will count as appropriations that count toward satisfying the Propositions 98 guarantee, or from "below" the current base. Repayments are to be spread over the eight-year period beginning 1994-95 through 2002-03. Once the Director of Finance certifies that a settlement has occurred, approximately $377 million in appropriations from the 1995-96 fiscal year to schools will be disbursed.

  Because of the complexities of Article XIIIB, the ambiguities and possible inconsistencies in its terms, the applicability of its exceptions and exemptions and the impossibility of predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the bonds in the Trust Portfolio. Other Constitutional amendments affecting state and local taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the state could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on the State's budget over future years, potentially reducing resources available for other State programs, especially to the extent that the Article XIIIB spending limit would restrain the State's ability to fund such other programs by raising taxes.

                            STATE INDEBTEDNESS

  As of September 1, 1997, the State had over $17.6 billion aggregate amount of its general obligation bonds outstanding. General obligation bond authorizations in an aggregate amount of approximately $8.26 billion remained unissued as of September 1, 1997. As of September 1, 1997 the State Finance Committee had authorized the issuance of approximately $3.6 billion of general obligation commercial paper notes, but as of that date only $1.2 billion aggregate principal amount of which was issued and outstanding. The State also builds and acquires capital facilities through the use of lease purchase borrowing. As of September 1, 1997, the State had approximately $6.1 billion of outstanding General Fund-supported Lease-Purchase Debt.

  In addition to the general obligation bonds, State agencies and authorities had approximately $20.86 billion aggregate principal amount of revenue bonds and notes outstanding as of September 1, 1997. Revenue bonds represent both obligations payable from State revenue-producing enterprises and projects, which are not payable from the General Fund, and conduit obligations payable only from revenues paid by private users of facilities financed by such revenue bonds. Such enterprises and projects include transportation projects, various public works and exposition projects, educational facilities (including the California State University and University of California systems), housing, health facilities and pollution control facilities.

                                LITIGATION

  The State is a party to numerous legal proceedings. In addition, the State is involved in certain other legal proceedings that, if decided against the State, might require the State to make significant future expenditures or impair future revenue sources. Examples of such cases include challenges to certain vehicle license fees and challenges to the State's use of Public Employee Retirement System funds to offset future State and local pension contributions. Other cases which could significantly impact revenue or expenditures involve challenges of payments of wages under the Fair Labor Standards Act, the method of determining gross insurance premiums involving health insurance, property tax challenges, challenges of transfer of moneys from State Treasury special fund accounts to the State's General Fund pursuant to its Budget Acts for certain fiscal years. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service on its obligation.

                                  RATINGS

  During 1996, the ratings of California's general obligation bonds was upgraded by the following rating agencies. Recently Standard & Poor's Ratings Group upgraded its rating of such debt to A+; the same rating has been assigned to such debt by Fitch Investors Service. Moody's Investors Service has assigned such debt an A1 rating. Any explanation of the significance of such ratings may be obtained only from the rating agency furnishing such ratings. There is no assurance that such ratings will continue for any given period of time or that they will not be revised downward or withdrawn entirely if, in the judgment of the particular rating agency, circumstances so warrant.

  The Sponsor believes the information summarized above describes some of the more significant aspects relating to the California Trust. The sources of such information are Preliminary Official Statements and Official Statements relating to the State's general obligation bonds and the State's revenue anticipation notes, or obligations of other issuers located in the State of California, or other publicly available documents. Although the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

  CALIFORNIA TAXES --

  In the opinion of LeBoeuf, Lamb, Greene & MacRae L.L.P., Los Angeles, California, special counsel on California tax matters, under existing law:

    The California Trust is not taxable as a corporation for California tax purposes. Interest on the underlying Securities owned by the California Trust that is exempt from personal income taxes imposed by the State of California will retain its status as interest exempt from personal income tax imposed by the State of California.

    Each Unit Holder of the California Trust will recognize gain or loss on the sale, redemption or other disposition of Securities within the California Trust, or on the sale or other disposition of Unit Holders interest in the California Trust. As a result, a Unit Holder may incur California tax liability upon the sale, redemption or other disposition of Securities within the California Trust or upon the sale or other disposition of his or her Units.

    It is notable that the exemption of interest income with respect to Securities within the California Trust under the California personal income tax law does not necessarily result in exemption under the income tax laws of the federal government or any other state or political subdivision. The laws of state and local taxing authorities vary with respect to the taxation of such obligations and each Unit Holder should consult his or her own tax advisor as to the tax consequences of his or her investment in the California Trust under other applicable federal, state and local tax laws.



FLORIDA TRUST

  RISK FACTORS --

  POPULATION. In 1980, Florida was the seventh most populous state in the U.S. The State has grown dramatically since then and as of April 1, 1995, ranks fourth with an estimated population of 14.4 million. Florida's attraction, as both a growth and retirement state, has kept net migration at an average of 224,240 new residents a year from 1987 through 1996. The U.S. average population increase since 1984 is about 1% annually, while Florida's average annual rate of increase is about 2.2%. Florida continues to be the fastest growing of the eleven largest states. This strong population growth is one reason the State's economy is performing better than the nation as a whole. In addition to attracting senior citizens to Florida as a place for retirement, the State is also recognized as attracting a significant number of working age individuals. Since 1987, the prime working age population (18-44) has grown at an average annual rate of 2.1%. The share of Florida's total working age population (18-59) to total State population is approximately 54%. This share is not expected to change appreciably into the twenty-first century.

  INCOME. The State's personal income has been growing strongly the last several years and has generally out performed both the U.S. as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is because Florida's population has been growing at a very strong pace and, since the early 70's, the State's economy has diversified so as to provide a broader economic base. As a result, Florida's real per capita personal income has tracked closely with the national average and has tracked above the southeast. From 1985 through 1995, the State's real per capita income rose an average 5.0% a year, while the national real per capita income increased at an average 4.9%.

  Because Florida has a proportionately greater retirement age population, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1995 was 60.6% of total personal income, while a similar figure for the nation was 70.8%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods. From 1985 through 1995, Florida's total normal personal income grew by 103% and per capita income expanded by approximately 62.5%.

  The State's per capita personal income in 1996 of $24,104 was slightly below national average of $24,231 and significantly ahead of that for the southeast United States, which was $21,880. Real personal income in the State is estimated to increase 5.2% in 1997-98 and 3.7% in 1998-99. Real personal income per capita in the State is projected to grow at 3.2% in 1997-98 and 1.8% in 1998-99. The Florida economy appears to be growing in line with, but stronger than, the U.S economy and is expected to experience steady if unspectacular growth over the next couple of years.

  EMPLOYMENT. Since 1987, the State's population has increased an estimated 20%. In that same period, Florida's total non-farm employment has grown approximately 27.5%. Since 1987, the job creation rate in the State is more than twice that of the nation as a whole. Contributing to this is State's rapid rate of growth in employment and income is international trade. Changes to its economy have also contributed to the State's strong performance. The State is now less dependent on employment from construction, construction related manufacturing, and resource based manufacturing, which have declined as a proportion of total State employment. The State's service sector employment is nearly 87% of total non-farm employment. While the southeast and the nation have a greater proportion of manufacturing jobs, which tend to pay higher wages, service jobs tend to be less sensitive to swings in the business cycle. The State has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These type of manufacturing jobs tend to be less cyclical. The State's unemployment rate throughout the 1980's tracked below the nation's. In the nineties, the trend was reversed, until 1995 and 1996, when the State's unemployment rate again tracked below the nation's. The average rate in the State since 1987 is 6.2%. The national average since 1987, also is 6.2%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together the "Organization") the State's unemployment rate was 4.8% during 1997. As of October 1997, the Organization estimates that the unemployment rate will be 4.7% for 1998 and 4.9% in 1999.

  The State's economy is expected to grow at a moderate rate along with the nation, but is expected to outperform the nation as a whole. Total non-farm employment in Florida is expected to grow at an increase of 3.9% in 1997-98 and 2.6% in 1998-99. Trade and services, the two largest, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 4.8% in 1997-98, while growing 4.1% in 1998-99. Trade is expected to expand 3.7% in 1998 and 2.3% in 1999. The service sector is now the State's largest employment category.

  CONSTRUCTION. The State's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980, total contract construction employment as a share of total non-farm employment was just about 7.5%, and in 1996, the share had edged downward to 5%. This trend is expected to continue as the State's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for about 8.1% of total U.S. housing starts in 1996 while the State's population is 5.5% of the U.S. total population. Florida's housing starts in 1996 were 118,400.

  A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to slow somewhat as the number of people moving into the State is expected to grow close to 230,000 a year throughout the 1990's. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, federal tax reform in 1986 and other changes to the federal income tax code have eliminated tax deduction for owners of more than two residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of homes and buildings also contribute to the level of construction in the State.

  Single and multi-family housing starts in 1996-97 are projected to reach a combined level of 129,500, increasing slightly to 131,300 next year. Total construction expenditures are forecasted to increase 13.2% this year and increase 6.5% next year.

  TOURISM. Tourism is one of State's most important industries. Approximately
42.9 million tourists visited the State in 1996, as reported by the Florida Department of Commerce. In terms of business activities and State tax revenues, tourists in Florida in 1996 represented an estimated 4.6 million additional residents. Visitors to the State tend to arrive slightly more by air than by car. The State's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to increase by 2.1% this fiscal year and 4.0% next fiscal year. Tourist arrivals to Florida by air are expected to increase by 1.6% this year and increase by 3.7% next year, while arrivals by car are expected to increase by 2.7% this year and increase 4.2% next year. By the end of the State's current fiscal year, 43.8 million domestic and international tourists are expected to have visited the State. In 1998-99, tourist arrivals should approximate 45.6 million.

  REVENUES AND EXPENSES. Estimated fiscal year 1997-98 General Reserve plus Working Capital and Budget Stabilization funds available to the State total $18,150.9 million, an 8.5% increase over 1996-97. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to the State, $16,598.5 million of that is Estimated Revenues which represents an increase of 5.7% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $17,114.0 million, unencumbered reserves at the end of 1996-97 are estimated at $1,036.9 million. Estimated, fiscal year 1998-99 General Reserve plus Working Capital and Budget Stabilization funds available total $18,644.0 million, a 2.7% increase over 1997-98. The $17,405.5 million in Estimated Revenues represents an increase of 4.9% over the previous year's Estimated Revenues.

  In fiscal year 1996-97, approximately 67% of the State's total direct revenue to its three operating funds were derived from State taxes and fees, with Federal grants and other special revenue accounting for the balance. State sales and tax, corporate income tax, intangible personal property tax, beverage tax and estate tax amounted to 68%, 8%, 4%, 3% and 3%, respectively, of total General Revenue Funds available during fiscal 1996-97. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 53%, 26% and 14%, respectively, of total expenditures from the General Revenue Fund.

  The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1997, sales and use tax recipients (exclusive of the tax on gasoline and special fuels) totalled $12,089 million, an increase of 5.5% over fiscal year 1995-96.

  The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

  The State imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $447.2 million in fiscal year ending June 30, 1997. Ninety-eight percent of the revenues collected from this tax are deposited into the State's General Revenue Fund.

  The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1997, receipts from this source were $1,362.3 million, an increase of 17.2% from fiscal year 1995-96.

  The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totalled $844.2 million during fiscal year 1996-97, an 8.9% increase from the previous fiscal year. For fiscal year 1996-97, 62.63% of these taxes were deposited to the General Revenue Fund.

  The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1996-97, this amounted to $575.7 million, an increase of 6.0% over the previous fiscal year.

  The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils (a mil is $1,000 of tax per $1,000,000 of property value). Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1996-97, total intangible personal property tax collections were $952.4 million, a 6.3% increase from the prior year. Of the net tax proceeds, 66.5% are distributed to the General Revenue Fund.

  The State imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. All receipts of the estate tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1997, receipts from this source were $546.9 million, an increase of 30% from fiscal year 1995-96.

  The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for the costs of administering the lottery. Fiscal year 1996-97 lottery ticket sales totalled $2.09 billion, providing education with approximately $792.3 million.

  DEBT-BALANCED BUDGET REQUIREMENT. At the end of fiscal 1997, approximately $7.89 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1997, the State issued about $799.9 million in principal amount of full faith and credit bonds.

  The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

  LITIGATION. Currently under litigation are several issues relating to State actions or State taxes that put at risk a small portion of General Revenue Fund monies. However, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on the State's financial position.

  The State maintains a bond rating of Aa, AA, and AA from Moody's Investors Service, Standard & Poors Corporation, and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Florida Trust will not be adversely affected by any such changes.

  The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

  FLORIDA TAXES --

    In the opinion of Carlton Fields, Tampa, Florida, special counsel on Florida tax matters, under existing law:

    The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

    Non-Corporate Unit holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Unit holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Unit holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than "non-business income" as defined by Chapter 220.

    Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

    Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

MARYLAND TRUST

  RISK FACTORS--The Public indebtedness of the State of Maryland (the "State") and its instrumentalities is divided into three general types. The State issues general obligation bonds for capital improvements and for various State projects to the payment of which the State ad valorem property tax is exclusively pledged. In addition, the Maryland Department of Transportation issues for transportation purposes its limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

  General obligation bonds of the State are authorized and issued primarily to provide funds for State-owned capital improvements, including institutions of higher learning, and the construction of locally owned public schools. Bonds have also been issued for local government improvements, including grants and loans for water quality improvement projects and correctional facilities, to provide funds for repayable loans or outright grants to private, non-profit cultural or educational institutions, and to fund certain loan and grant programs.

  The Maryland Constitution prohibits the contracting of State debt unless it is authorized by a law levying an annual tax or taxes sufficient to pay the debt service within 15 years and prohibiting the repeal of the tax or taxes or their use for another purpose until the debt is paid. As a uniform practice, each separate enabling act which authorizes the issuance of general obligation bonds for a given object or purpose has specifically levied and directed the collection of an ad valorem property tax on all taxable property in the State. The Board of Public Works is directed by law to fix by May 1 of each year the precise rate of such tax necessary to produce revenue sufficient for debt services requirements of the next fiscal year, which begins July 1. However, the taxes levied need not be collected if or to the extent that funds sufficient for debt services requirements in the next fiscal year have been appropriated in the annual State budget. Accordingly, the Board in annually fixing the rate of property tax after the end of the regular legislative session in April, takes account of appropriations of general funds for debt service.

  In the opinion of counsel, the courts of Maryland have jurisdiction to entertain proceeds and power to grant mandatory injunctive relief to (i) require the Governor to include in the annual budget a sufficient appropriation to pay all general obligation bond debt service for the ensuing fiscal year;
(ii) prohibit the General Assembly from taking action to reduce any such appropriation below the level required for that debt service; (iii) require the Board of Public Works to fix and collect a tax on all property in the State subject to assessment for State tax purposes at a rate and in an amount sufficient to make such payments to the extent that adequate funds are not provided in the annual budget; and (iv) provide such other relief as might be necessary to enforce the collection of such taxes and payment of the proceeds of the tax collection to the holders of general obligation bonds, pari passu, subject to the inherent constitutional limitations referred to below.

  It is also the opinion of counsel that, while the mandatory injunctive remedies would be available and while the general obligation bonds of the State are entitled to constitutional protection against the impairment of the obligation of contracts, such constitutional protection and the enforcement of such remedies would not be absolute. Enforcement of a claim for payment of the principal of or interest on the bonds would be subject to the provisions of any statutes that may be constitutionally enacted by the United States Congress or the Maryland General Assembly extending the time for payment or imposing other constraints upon enforcement.

  There is no general debt limit imposed by the Maryland Constitution or public general laws, but a special committee created by statute annually submits to the Governor an estimate of the maximum amount of new general obligation debt that prudently may be authorized. Although the committee's responsibilities are advisory only, the Governor is required to give due consideration to the committee's findings in preparing a preliminary allocation of new general debt authorization for the next ensuing fiscal year.

  Consolidated Transportation Bonds are limited obligations issued by the Maryland Department of Transportation, the principal of which must be paid within 15 year from the date of issue, for highway, port, transit, rail or aviation facilities or any combination of such facilities. Debt service on Consolidated Transportation Bonds is payable from those portions of the excise tax on each gallon of motor vehicle fuel and the motor vehicle titling tax, all mandatory motor vehicle registration fees, monitor carrier fees, and the corporate income tax as are credited to the Maryland Department of Transportation, plus all departmental operating revenues and receipts. Holders of such bonds are not entitled to look to other sources for payment.

  The Maryland Department of Transportation also issues its bonds to provide financing of local road construction and various other county transportation projects and facilities. Debt service on these bonds is payable from the subdivisions' share of highway user revenues held to their credit in a special State fund. On November 9, 1994, the Maryland Transportation Authority issued $162.6 million of special obligation revenue bonds to fund projects at the Baltimore/Washington International Airport secured by revenues from the passenger facility charges received by the Maryland Aviation Administration and from the general account balance of the Transportation Authority. As of June 30, 1997, $388.7 million of the Transportation Authority's revenue bonds were outstanding.

  The Maryland Transportation Authority operates certain highway, bridge and tunnel toll facilities in the State. The tolls and other revenues received from these facilities are pledged as security for revenue bonds of the Authority issued under and secured by a trust agreement between the Authority and a corporate trustee.

  Certain other instrumentalities of the State government are authorized to borrow money under legislation which expressly provides that the loan obligations shall not be deemed to constitute a debt or a pledge of the faith and credit of the State. The Community Development Administration of the Department of Housing and Community development, the Board of Trustees of St. Mary's College of Maryland, the Maryland Environmental Service, the Board of Regents of the University of Maryland System, the Board of Regents of Morgan State University, and the Maryland Food Center Authority have issued and have outstanding bonds of this type. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

  Under a Comprehensive Plan of Financing, as amended, of the Maryland Stadium Authority, the Authority is authorized to finance the acquisition and construction of sports facilities at a site within the City of Baltimore. Currently, the Stadium Authority operates Oriole Park at Camden Yards which opened in 1992. The Authority's financings are lease-backed revenue obligations, payment of which is secured by, among other things, an assignment of revenues to be received under a lease of the sports facilities from the Authority to the State of Maryland; rental payments due from the State under that lease will be subject to annual appropriation by the Maryland General Assembly.

  In October 1995, the Stadium Authority and the Baltimore Ravens (formally known as the Cleveland Browns) executed a Memorandum of Agreement which commits the Ravens to occupy a to be constructed football stadium in Baltimore City. The Agreement was approved by the Board of Public Works and constitutes a "long-term lease with a National Football League team" as required by statute for the issuance of Stadium Authority bonds. The Stadium Authority sold $87.565 million in lease-backed revenue bonds on May 1, 1996. The proceeds form the bonds, along with cash available from State lottery proceeds, investment earnings, and other sources will be used to pay project design and construction expenses of approximately $200 million. The bonds are solely secured by an assignment of revenues received under a lease of the project from the Stadium Authority to the State.

  The Stadium Authority has also been assigned responsibility for constructing an expansion of the Convention Centers in Baltimore City and Ocean City and construction of a conference center in Montgomery County. The Baltimore Convention Center expansion is expected to cost $163 million and is being financed through a combination of funding from Baltimore City, Stadium Authority revenue bonds, and State general obligation bonds. The Ocean City Convention Center expansion is expected to cost $35 million and is being financed through a combination of funding from Ocean City and the Stadium Authority. The Montgomery County Conference Center is expected to cost $27.5 million and is being financed through a combination of funding from Montgomery County and the Stadium Authority.

  The Water Quality Revolving Loan Fund is administered by the Water Quality Financing Administration in the Department of the Environment. The Fund may be used to provide loans, subsidies and other forms of financial assistance to local government units for wastewater treatment projects as contemplated by the 1987 amendments to the federal Water Pollution Control Act. The Administration is authorized to issue bonds secured by revenues of the Fund, including loan repayments, federal capitalization grants, and matching State grants.

  The University of Maryland System, Morgan State University, and St. Mary's College of Maryland are authorized to issue revenue bonds for the purpose of financing academic and auxiliary facilities. Auxiliary facilities are any facilities that furnish a service to students, faculty, or staff, and that generate income. Auxiliary facilities include housing, eating, recreational, campus, infirmary, parking, athletic, student union or activity, research laboratory, testing and any related facilities.

  Although the State has authority to make short-term borrowings in anticipation of taxes and other receipts up to a maximum of $100 million, in the past it has not issued short-term borrowings. However, the State has issued certain obligations in the nature of bond anticipation notes for the purpose of assisting several savings and loan associations in qualifying for Federal insurance and in connection with the assumption by a bank of the deposit liabilities of an insolvent savings and loan association.

  The State has financed the construction and acquisition of various facilities through conditional purchase, sale-leaseback, and similar transactions. All of the lease payments under these arrangements are subject to annual appropriation by the Maryland General Assembly. In the event that appropriations are not made, the State may not be held contractually liable for the payments.

  LOCAL SUBDIVISION DEBT. The counties and incorporated municipalities in Maryland issue general obligation debt for general governmental purposes. The general obligation debt of the counties and incorporated municipalities is generally supported by ad valorem taxes on real estate, tangible personal property and intangible personal property subject to taxation. The issuer typically pledges its full faith and credit and unlimited taxing power to the prompt payment of the maturing principal and interest on the general obligation debt and to the levy and collection of the ad valorem taxes as and when such taxes become necessary in order to provide sufficient funds to meet the debt service requirements. The amount of debt which may be authorized may in some cases be limited by the requirements that it not exceed a stated percentage of the assessable base upon which taxes are levied.

  In the opinion of counsel, the issuer may be sued in the event that it fails to perform its obligations under the general obligation debt to the holders of the debt, and any judgments resulting from such suits would be enforceable against the issuer. Nevertheless, a holder of the debt who has obtained any such judgment may be required to seek additional relief to compel the issuer to levy and collect such taxes as may be necessary to provide the Funds from which a judgment may be paid. Although there is no Maryland law on this point, it is the opinion of counsel that the appropriate courts of Maryland have jurisdiction to entertain proceedings and power to grant additional relief, such as a mandatory injunction, if necessary, to enforce the levy and collection of such taxes and payment of the proceeds of the collection of the taxes to the holders of general obligation debt, pari passu subject to the same constitutional limitations on enforcement, as described above, as apply to the enforcement of judgments against the State.

  Local subdivisions, including counties and municipal corporations, are also authorized by law to issue special and limited obligation debt for certain purposes other than general governmental purposes. The source of payment of that debt is limited to certain revenues of the issuer derived from commercial activities operated by the issuer, payment made with respect to certain facilities or loans and any funds pledged for the benefit of the holders of the debt. That special and limited obligation debt does not constitute a debt of the State, the issuer or any other political subdivision of either within the meaning of any constitutional or statutory limitation. Neither the State nor the issuer or any other political subdivision of either is obligated to pay the debt or the interest on the debt except from the revenues of the issuer specifically pledged to the payment of the debt. Neither the faith and credit nor the taxing power of the State, the issuer or any other political subdivision of either is pledged to the payment of the debt. The issuance of the debt is not directly or indirectly or contingently an obligation, moral or other, of the State, the issuer or any other political subdivision of either to levy any tax for its payment.

  SPECIAL AUTHORITY DEBT. The State and local governments have created several special authorities with the power to issue debt on behalf of the State or local government for specific purposes, such as providing facilities for non-profit health care and higher educational institutions, facilities for the disposal of solid waste, funds to finance single family and low-to-moderate income housing, and similar purposes. The Maryland Health and Higher Educational Facilities Authority, the Northeast Maryland Waste Disposal Authority, the Housing Opportunities Commission of Montgomery County, and the Housing Authority of Prince George's County are some of the special authorities which have issued and have outstanding debt of this type.

  The debts of the authorities issuing debt on behalf of the State and the local governments are limited obligations of the authorities payable solely from and secured by a pledge of the revenues derived from the facilities or loans financed with the proceeds of the debt and from any other funds and receipts pledged under an indenture with a corporate trustee. The debt does not constitute a debt, liability or pledge of the faith and credit of the State or of any political subdivision or of the authorities. Neither the State nor any political subdivision thereof nor the authorities shall be obligated to pay the debt or the interest on the debt except from such revenues, funds and receipts. Neither the faith and credit nor the taxing power of the State or of any political subdivision of the State or the authorities is pledged to the payment of the principal of or the interest on such debt. The issuance of the debt is not directly or indirectly an obligation, moral or other, of the State or of any political subdivision of the State or of the authority to levy or to pledge any form of taxation whatsoever, or to make any appropriation, for their payment. The authorities have no taxing power.

  MARYLAND TAXES --

  In the opinion of Messrs. Weinberg & Green LLC, special Maryland counsel of Maryland tax matters, under applicable existing Maryland State and local tax law:

    The Maryland Trust will not be treated as an association taxable as a corporation, and the income of the Maryland Trust will be treated as the income of the Holders. The Maryland Trust is not a "financial institution" subject to the Maryland Franchise Tax measure by net earnings. The Maryland Trust is not subject to Maryland property taxes imposed on the intangible personal property of certain corporations.

    Except as described below in the case of interest paid on private activity bonds constituting a tax preference for Federal income tax purposes, a Holder will not be required to include such Holder's pro-rata share of the earnings of, or distributions from, the Maryland Trust in such Holder's Maryland taxable income to the extent that such earnings or distributions represent interest excludable from gross income for Federal income tax purposes received by the Maryland Trust on obligations of the State of Maryland, the Government of Puerto Rico, or the Government of Guam and their respective political subdivisions and authorities. Interest on Bonds is not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

    In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended, for purposes of calculating the Federal alternative minimum tax. Interest paid on certain private activity bonds is a preference item for purposes of calculating the Federal alternative minimum tax. Accordingly, if the Maryland Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable by Maryland.

    A Holder will recognize taxable gain or loss, except in the case of an individual Holder who is not a Maryland resident, when the Holder disposes of all or part of such Holder's pro rata portion of the Bonds in the Maryland Trust. A Holder will be considered to have disposed of all or part of such Holder's pro rata portion of each Bond when the Holder sells or redeems all or some of such Holder's Units. A Holder will also be considered to have disposed of all or part of such Holder's pro rata portion of a Bond when all or part of the Bond is disposed of by the Maryland Trust or is redeemed or paid at maturity. Gains included in the gross income of Holders for federal income tax purposes is, however, subtracted from income for Maryland income tax purposes to the extent that the gain is derived from the disposition of Bonds issued by the State of Maryland and its political subdivisions. Profits realized on the sale or exchange of Bonds are not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

    Units of the Maryland Trust will be subject to Maryland inheritance and estate tax only if held by Maryland residents.

    Neither the Bonds nor the Units will be subject to Maryland personal property tax.

    The sales of Units in Maryland or the holding of Units in Maryland will not be subject to Maryland Sales or Use Tax.

NEW JERSEY TRUST

  RISK FACTORS--Prospective investors should consider the recent financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.

  The State's 1996 Fiscal Year budget became law on June 30, 1995.

  Effective January 1, 1994, New Jersey personal income tax rates were cut by 5% for all taxpayers. Effective January 1, 1995, the personal income tax rates were cut by an additional 10% for most taxpayers. By a bill signed into law on July 4, 1995, New Jersey personal income tax rates have been further reduced so that coupled with the prior rate reductions, beginning with tax year 1996, personal income tax rates will be, depending on a taxpayer's level of income and filing status, 30%, 15% or 9% lower than 1993 rates. At this time, the effect of the tax reductions cannot be evaluated.

  Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6 percent during the first quarter of 1989 to a recessionary peak of 8.4% during 1992(4). Since then, the unemployment rate fell to 6.9% during the first quarter of 1995.

  In the first nine months of 1994, relative to the same period a year ago, job growth took place in services (3.5%) and construction (5.7%), more moderate growth took place in trade (1.9%), transportation and utilities (1.2%) and finance/insurance/real estate (1.4%), while manufacturing and government declined (by 1.5% and 0.1%, respectively). The net result was a 1.6% increase in average employment during the first nine months of 1994 compared to the first nine months of 1993.

  The insured unemployment rate, i.e. the number of individuals claiming benefits as a percentage of the number of workers covered by Unemployment Insurance, stopped rising in the winter of 1991 and had been stable at about
4.0 percent through June of 1992 before beginning a gradual decline to its December, 1994 level of 3.0 percent. It has since stabilized at about that level. After paying out approximately $125 million, the State's Emergency Unemployment Benefits Program ended on November 17, 1991 with the enactment of the Federal Emergency Unemployment Compensation (EUC) Program. Through the expiration of the EUC program on April 30, 1994, over $2.1 billion has been disbursed to claimants who exhausted their entitlement under the regular state program. Benefits under EUC are financed 100 percent by the federal government and thus do not impact the State's trust fund.

  Economic recovery is likely to be slow and uneven in New Jersey. Some sectors, like commercial and industrial construction, will undoubtedly lag because of continued excess capacity. Also, employers in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Other firms will continue to merge or downsize to increase profitability. As a result, job gains will probably come grudgingly and unemployment will recede at a correspondingly slow pace.

  Pursuant to the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

  In addition to the Constitutional provisions, the New Jersey statutes contain provisions concerning the budget and appropriation system. Under these provisions, each unit of the State requests an appropriation from the Director of the Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendations to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signature by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet the appropriation. Finally, the Governor may, during the course of the year, prevent the expenditure of various appropriations when revenues are below those anticipated or when he determines that such expenditure is not in the best interest of the State.

  One of the major reasons for cautious optimism is found in the construction industry. Total construction contracts awarded in New Jersey have turned around, rising by 11.8% for the first two months of 1995 compared with 1994. By far, the largest boost came from residential construction awards which increased by 32.8% in 1995 compared with 1994. In addition, non-residential building construction awards have turned around, posting a 2.3% gain from 1994. Non-building construction awards increased approximately 12% in the first two months of 1995 compared with the same period in 1994.

  In addition to increases in construction contract awards, another reason for cautious optimism is rising new light truck registrations. New passenger car registrations issued during 1994 were virtually unchanged in New Jersey from a year earlier. However, registrations of new light trucks and vans (up to 10,000 lbs.) advanced strongly in 1994 increasing 19% during 1994. Retail sales for 1994 were up 7.5% compared to 1993. Retailers, such as those selling appliances and home furnishings, should benefit from increased residential construction. Car, light truck and van dealers should also benefit from the high (eight years) average age of autos on the road.

  Looking further ahead, prospects for New Jersey are favorable, although a return to the pace of the 1980s is highly unlikely. Although growth is likely to be slower than in the nation, the locational advantages that have served New Jersey well for many years will still be there. Structural changes that have been going on for years can be expected to continue, with job creation concentrated most heavily in the service sectors.

  State Aid to Local Governments was the largest portion of Fiscal Year 1996 appropriations. In fiscal year 1996, $6,423.5 million of the State's appropriations consisted of funds which are distributed to municipalities, counties and school districts. The largest State Aid appropriation, in the amount of $4,750.8 million, is provided for local elementary and secondary education programs. Of this amount

$2,713.1 million is provided as foundation aid to school districts by formula based upon the number of students and the ability of a school district to raise taxes from its own base. In addition, the State provided $601.0 million for special education programs for children with disabilities. A $292.9 million program is also funded for pupils at risk of educational failure, including basic skills improvement. The State appropriated $612.9 million on behalf of school districts as the employer share of the teachers' pension and benefits programs, $249.4 million to pay for the cost of pupil transportation and $38.2 million for transition aid, which guaranteed school districts a 6.5% increase over the aid received in Fiscal Year 1991 and is being phased out over six years.

  Appropriations to the State Department of Community Affairs ("DCA") total $837.9 million in State Aid monies for Fiscal Year 1996. Many of the DCA State Aid programs and many Treasury State Aid programs are consolidated into a single appropriation, Consolidated Municipal Property Tax Relief Act in the amount of $857.6 million. In addition there is $16.7 million for housing programs, $33.0 million for a block grant programs, $30 million for discretionary aid and $3.6 million in other aid. These appropriations are offset by $103.0 million in pension funding savings, resulting in a net appropriation for DCA State Aid of $837.9 million. Appropriations to the State Department of the Treasury total $85.1 million in State Aid monies for Fiscal Year 1996. The principal programs funded by these appropriations; the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($57.9 million); aid to densely populated municipalities ($17.0 million).

  Other appropriations of State Aid in Fiscal 1996 include welfare programs ($467.6 million); aid to county colleges ($128.0 million); and aid to county mental hospitals ($88.8 million).

  The second largest portion of appropriations in fiscal 1996 is applied to Direct State Services: the operation of State government's 17 departments, the Executive Office, several commissions, the State Legislature and the Judiciary. In Fiscal Year 1996, appropriations for Direct State Services aggregate $5,179.6 million. Some of the major appropriations for Direct State Services during Fiscal Year 1996 are detailed below.

  $606.6 million is appropriated for programs administered by the State Department of Human Services. The State Department of Labor is appropriated $57.9 million for the administration of programs for workers' compensation, unemployment and disability insurance, manpower development, and health safety inspection.

  The State Department of Health is appropriated $33.3 million for the prevention and treatment of diseases, alcohol and drug abuse programs, regulation of health care facilities, and the uncompensated care program.

  $76.1 million is appropriated to the State Department of Higher Education for the support of nine State colleges, Rutgers University, the New Jersey Institute of Technology, and the University of Medicine and Dentistry of New Jersey.

  $869.9 million is appropriated to the State Department of Law and Public Safety and the Department of Corrections.

  $184.3 million is appropriated to the State Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system and subsidies for railroads and bus companies.

  $182.2 million is appropriated to the State Department of Environmental Protection for the protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.

  The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

NEW JERSEY TAXES--

  In the opinion of Messrs. Shanley & Fisher, P.C., special New Jersey counsel on New Jersey tax matters, under existing law:

    The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

    The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Unit Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Unit Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

    Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

NEW YORK TRUST

  RISK FACTORS--The information set forth below is derived from the official statements and/or preliminary drafts of official statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsor has not independently verified this information.

  ECONOMIC TRENDS. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

  The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

  Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in Federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

  NEW YORK CITY. The City, with a population of approximately 7.3 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. The City's manufacturing activity is conducted primarily in apparel and printing.

  The national economic downturn which began in July 1990 adversely affected the local economy, which had been declining since late 1989. As a result, the City experienced job losses in 1990 and 1991 and real Gross City Product ("GCP") fell in those two years. Beginning in calendar year 1992, the improvement in the national economy helped stabilize conditions in the City. Employment losses moderated toward year-end and real GCP increased, boosted by strong wage gains. After noticeable improvements in the City's economy during calendar year 1994, economic growth slowed in calendar year 1995, and thereafter improved during calendar year 1996, reflecting improved securities industry earnings and employment in other sectors. The City's current four-year financial plan assumes that moderate economic growth will continue through calendar year 2001, with moderating job growth and wage increases.

  For each of the 1981 through 1996 fiscal years, the City achieved balanced operating results as reported in accordance with generally accepted accounting principles ("GAAP"). The City has been required to close substantial budget gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain a balanced budget as required by State law without additional tax or other revenue increases or additional reductions in City services or entitlement programs, which could adversely affect the City's economic base.

  Pursuant to the New York State Financial Emergency Act for the City of New York (the "Financial Emergency Act" or the "Act"), the City prepares an annual four-year financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current four-year financial plan projects a surplus in the 1998 fiscal year (before discretionary transfers) and substantial budget gaps for each of the 1999, 2000 and 2001 fiscal years. This pattern of current year surplus and projected subsequent year budget gaps has been consistent through virtually the entire period since 1982, during which the City has achieved balanced operating results for each fiscal year. The City is required to submit its financial plans to review bodies, including the New York State Financial Control Board ("Control Board").

  The City depends on State aid both to enable the City to balance its budget and to meet its cash requirements. The State's 1995-1996 Financial Plan projects a balanced General Fund. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected or that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the Federal Budget negotiation process could result in a reduction in or a delay in the receipt of Federal grants which could have additional adverse effects on the City's cash flow or revenues.

  The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan for the 1998 through 2001 fiscal years (the "1998-2001 Financial Plan" or "Financial Plan") . The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the condition of the regional and local economies, the impact on real estate tax revenues of the real estate market, wage increases for City employees consistent with those assumed in the Financial Plan, employment growth, the ability to implement proposed reductions in City personnel and other cost reduction initiatives, the ability of the New York City Health and Hospitals Corporation ("HHC") and the Board of Education ("BOE") to take actions to offset potential budget shortfalls, the ability to complete revenue generating transactions, provision of State and Federal aid and mandate relief and the impact on City revenues and expenditures of Federal and State welfare reform and any future legislation affecting Medicare or other entitlements. Despite these and similar risks and uncertainties, the city has achieved balanced operating results in each of its last sixteen years.

  Implementation of the Financial Plan is also dependent upon the City's ability to market its securities successfully. The City's financing program for fiscal years 1998 through 2001 contemplates the issuance of $4.9 billion of general obligation bonds and $7.1 billion of bonds to be issued by the proposed New York City Infrastructure Finance Authority ("Finance Authority") to finance City capital projects. The Finance Authority was created as part of the City's effort to assist in keeping the City's indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City bonds and notes, New York Municipal Water Finance Authority ("Water Authority") bonds and Finance Authority bonds will be subject to prevailing market conditions. The City's planned capital and operating expenditures are dependent upon the sale of its general obligation bonds and notes, and the Water Authority and Finance Authority bonds. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

  The City's operating results for the 1996 fiscal year were balanced in accordance with GAAP, after taking into account a discretionary transfer of $224 million, the sixteenth consecutive year of GAAP balanced results.

  The most recent quarterly modification to the City's financial plan for the 1997 fiscal year, which was submitted to the Control Board on June 10, 1997 (the "1997 Modification"), projects a balanced budget in accordance with GAAP for the 1997 fiscal year, after taking into account an increase in projected tax revenues of $1.2 billion during the 1997 fiscal year and a discretionary prepayment in the 1997 fiscal year of $1.3 billion of debt service due in the 1998 and 1999 fiscal years.

  On June 10, 1997, the City submitted to the Control Board the financial Plan for the 1998 through 2001 fiscal years, which relates to the City, BOE and the City University of New York ("CUNY") and reflects the City's expense and capital budgets for the 1998 fiscal year, which were adopted on June 6, 1997. The Financial Plan projects revenues and expenditures for the 1998 fiscal year balanced in accordance with GAAP. The Financial Plan includes increased tax revenue projections; reduced debt service costs; the assumed restoration of Federal funding for programs, assisting certain legal aliens; additional expenditures for textbooks, computers, improved education programs and welfare reform, law enforcement, immigrant naturalization, initiatives proposed by the City Council and other initiatives; and a proposed discretionary transfer to the 1998 fiscal year of $300 million of debt service due in the 1999 fiscal year for budget stabilization purposes. In addition, the Financial Plan reflects the discretionary transfer to the 1997 fiscal year of $1.3 billion of debt service due in the 1998 and 1999 fiscal years, and includes actions to eliminate a previously projected budget gap for the 1998 fiscal year. These gap closing actions include (i) additional agency actions totaling $621 million; (ii) the proposed sale of various assets; (iii) additional State aid of $294 million, including a proposal that the State accelerate a $142 million revenue sharing payment to the City from March 1999; and (iv) entitlement savings of $128 million which would result from certain of the reductions in Medicaid spending proposed in the Governor's 1997-1998 Executive Budget and the State making available to the City $77 million of additional Federal block grant aid, as proposed in the Governor's 1997-1998 Executive Budget. The Financial Plan also sets forth projections for the 1999 through 2001 fiscal years and projects gaps of $1.8 billion, $2.8 billion and $2.6 billion for the 1999 through 2001 fiscal years, respectively.

  The Financial Plan assumes approval by the State Legislature and the Governor of (i) a tax reduction program proposed by the City totaling $272 million, $435 million, $465 million and $481 million in the 1998 through 2001 fiscal years, respectively, which includes a proposed elimination of the 4% City sales tax on clothing items under $500 as of December 1, 1997, and (ii) a proposed State tax relief program, which would reduce the City property tax and personal income tax, and which the Financial Plan assumes will be offset by proposed increased State aid totaling $47 million, $254 million, $472 million and $722 million in the 1998 through 2001 fiscal years, respectively.

  The Financial Plan also assumes (i) approval by the Governor and the State Legislature of the extension of the 14% personal income tax surcharge, which is scheduled to expire on December 31, 1999 and the extension of which is projected to provide revenue of $166 million and $494 million in the 2000 and 2001 fiscal years, respectively, and of the extension of the 12.5% personal income tax surcharge, which is scheduled to expire on December 31, 1998 and the extension of which is projected to provide revenue of $188 million , $527 million and $554 million in the 1999 through 2001 fiscal years, respectively;
(ii) collection of the projected rent payments for the City's airports, totaling $385 million, $175 million, and $170 million in the 1999, 2000 and 2001 fiscal years, respectively, which may depend on the successful completion of negotiations with the Port Authority or the enforcement of the City's rights under the existing leases through pending legal actions; and (iii) State approval of the cost containment initiatives and State aid proposed by the City for the 1998 fiscal year, and $115 million in State aid which is assumed in the Financial Plan but was not provided for in the Governor's 1997-1998 Executive Budget. The Financial Plan reflects the increased costs which the City is prepared to incur as a result of welfare legislation recently enacted by Congress. The Financial Plan provides no additional wage increases for City employees after their contracts expire in fiscal years 2000 and 2001. In addition, the economic and financial condition of the City may be affected by various financial, social, economic and political factors which could have a material effect on the City.

  The City annually prepares a modification to its financial plan in October or November which amends the financial plan to accommodate any revisions to forecast revenues and expenditures and to specify any additional gap-closing initiatives to the extent required to offset decreases in projected revenues or increases in projected expenditures. The Mayor is expected to publish the first quarter modification (the "Modification") for the 1998 fiscal year in November. Since the preparation of the Financial Plan, the State has adopted its budget for the 1997-1998 fiscal year. The State budget enacted a smaller sales tax reduction than the tax reduction program assumed by the City in the Financial Plan, which will increase projected City sales tax revenues; provided for State aid to the City which was less than assumed in the Financial Plan; and enacted a State funded tax relief program which begins a year later than reflected in the Financial Plan. In addition, the net effect of tax law changes made in the Federal Balanced Budget Act of 1997 are expected to increase tax revenues in the 1998 fiscal year. These changes will be reflected in the Modification.

  The projections for the 1998 through 2001 fiscal years reflect the costs of the settlements with the United Federation of Teachers ("UFT") and a coalition of unions headed by District Council 37 of the American Federation of State, County and Municipal Employees ("District Council 37"), which together represent approximately two-thirds of the City's workforce, and assume that the City will reach agreement with its remaining municipal unions under terms which are generally consistent with such settlements. The settlement provides for a wage freeze in the first two years, followed by a cumulative effective wage increase of 11% by the end of the five year period covered by the proposed agreements, ending in fiscal years 2000 and 2001. Additional benefit increases would raise the total cumulative effective increase to 13% above present costs. Costs associated with similar settlements for all City-funded employees would total $49 million, $459 million and $1.2 billion in the 1997, 1998 and 1999 fiscal years, respectively, and exceed $2 billion in each fiscal year after the 1999 fiscal year. Subsequently, the City reached settlements, through agreements or statutory impasse procedures, with bargaining units which, together with the UFT and District Council 37, represent approximately 86% of the City's workforce.

  In 1975, Standard & Poor's suspended its A rating of City bonds. This suspension remained in effect until March 1981, at which time the City received an investment grade rating of BBB from Standard & Poor's. On July 2, 1985, Standard & Poor's revised its rating of City bonds upward to BBB+ and on November 19, 1987, to A-. On July 10, 1995, Standard & Poor's revised its rating of City bonds downward to BBB+.

  Moody's ratings of City bonds were revised in November 1981 from B (in effect since 1977) to Ba1, in November 1983 to Baa, in December 1985 to Baa1, in May 1988 to A and again in February 1991 to Baa1. On July 17, 1997, Moody's changed its outlook on City bonds to positive from stable. Since July 15, 1993, Fitch has rated City bonds A-. Since July 8, 1997, IBCA Limited has rated City bonds A.

  NEW YORK STATE AND ITS AUTHORITIES. The State's budget for the State's 1997-1998 fiscal year, commencing on April 1, 1997, was adopted by the Legislature on August 4, 1997. Prior to adoption of the budget, the Legislature enacted appropriations for disbursements for its 1997-1998 fiscal year considered to be necessary for State operations and other purposes. The State Financial Plan for the 1997-1998 fiscal year was formulated on August 11, 1997 and is based on the State's budget as enacted by the Legislature, as well as actual results for the first quarter of the current fiscal year. The 1997-1998 State Financial Plan is expected to be updated in October and January. The 1997-1998 State Financial Plan is projected to be balanced on a cash basis. Total General Fund receipts and transfers from other funds are projected to be $35.09 billion, while total General Fund disbursements and transfers to other funds are projected to be $34.60 billion. The adopted 1997-1998 budget projects a year-over-year increase in General Fund disbursements of 5.2 percent. As compared to the Governor's proposed budget amended in February 1997, the State's adopted budget for 1997-1998 increases General Fund spending by $1.7 billion, primarily due to increases for local assistance ($1.3 billion). Resources used to fund these additional expenditures include increased revenues projected for the 1997-1998 fiscal year, increased resources produced in the 1996-1997 fiscal year that will be utilized in 1997-1998, reestimates of social service, fringe benefit and other spending, and certain non-recurring resources.

  The 1997-1998 adopted budget includes multi-year tax reductions, including a State funded property and local income tax reduction program, estate tax relief, utility gross receipts tax reductions, permanent reductions in the State sales tax on clothing, and elimination of assessments on medical providers. The various elements of the State and local tax and assessment reductions have little or no impact on the 1997-1998 Financial Plan, and do not begin to materially affect the out-year projections until the State's 1999-2000 fiscal year.

  The economic and financial condition of the State may be affected by various financial, social, economic and political factors. Those factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities, but also by entities, such as the Federal government, that are not under the control of the State. In addition, the State Financial Plan is based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Actual results could differ materially and adversely from projections and those projections may be changed materially and adversely from time to time.

  The State closed projected budget gaps of $5.0 billion, $3.9 billion and $2.3 billion for its 1995-1996, 1996-1997 and 1997-1998 fiscal years, respectively. The 1998-1999 budget gap was projected at $1.68 billion (before the application of any assumed efficiencies) in the out-year projections submitted to the Legislature in February 1997. As a result of changes made in the adopted budget, the 1998-1999 gap is now expected by the State to be about the same or smaller than the amount previously projected, after application of the $530 million reserve for future needs. The Governor has indicated that he will propose to close any potential imbalance primarily through General Fund expenditure reductions and without increases in taxes or deferrals of scheduled tax reductions. The revised expectations for the 1998-1999 fiscal year reflect the loss of $1.4 billion in surplus resources from 1996-1997 operations that are being utilized to finance current year spending, an incremental effect of approximately $300 million in legislated State and local tax reductions in the out-year and other factors.

  In recent years, State actions affecting the level of receipts and disbursements, the relative strength of the State and regional economy, actions of the Federal government and other factors have created structural budget gaps for the State. These gaps resulted from a significant disparity between recurrent revenues and the costs of maintaining or increasing the level of support for State programs. To address a potential imbalance in any given fiscal year, the State would be required to take actions to increase receipts and/or reduce disbursements as it enacts the budget for that year, and under the State Constitution, the Governor is required to propose a balanced budget each year. There can be no assurance, however, that the Legislature will enact the Governor's proposals or that the State's actions will be sufficient to preserve budgetary balance in a given fiscal year or to align recurring receipts and disbursements in future fiscal years.

  Other actions taken in the 1997-1998 adopted budget add further pressure to future State budget balance. For example, the fiscal effects of tax reductions adopted in the 1997-1998 budget are projected to grow more substantially beyond the 1998-1999 fiscal year. The full annual cost of the enacted tax reduction package is estimated by the State at approximately $4.8 billion when fully effective in State fiscal year 2001-2002. In addition, the 1997-1998 budget included multi-year commitments for school aid pre-kindergarten early learning programs which could add as much as $1.4 billion in costs when fully annualized in fiscal year 2001-2002. These spending commitments are subject to annual appropriation.

  On September 11, 1997, the New York State Comptroller issued a report which noted that the ability to deal with future budget gaps could become a significant issue in the State's 2000-2001 fiscal year, when the cost of tax cuts increases by $1.9 billion. The report contained projections that, based on current economic conditions and current law for taxes and spending, showed a gap in the 2000-2001 State fiscal year of $5.6 billion and of $7.4 billion in the 2001-2002 State fiscal year. The report noted that these gaps would be smaller if recurring spending reductions produce savings in earlier years. The State Comptroller has also stated that if Wall Street earnings moderate and the State experiences a moderate recession, the gap for the 2001-2002 State fiscal year could grow to nearly $12 billion.

  In recent years, the State has failed to adopt a budget prior to the beginning of its fiscal year. A prolonged delay in the adoption of the State's budget beyond the statutory April 1 deadline without interim appropriations could delay the projected receipt by the City of State aid, and there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline.

  On August 28, 1997, Standard & Poor's revised its ratings on the State's general obligation bonds from A- to A and, in addition, revised its ratings on the State's moral obligation, lease purchase, guaranteed and contractual obligation debt. On January 6, 1992, Moody's reduced its ratings on outstanding limited-liability State lease purchase and contractual obligations from A to Baa1. On February 10, 1997, Moody's confirmed its A2 rating on the State's general obligation long-term indebtedness.

 LITIGATION. A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to maintain a balanced 1997-98 State Financial Plan.

  The claims involving the City other than routine litigation incidental to the performance of their governmental and other functions and certain other litigation arise out of alleged constitutional violations, torts, breaches of contract and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the City of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out the 1998-2001 Financial Plan. The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 1996 amounted to approximately $2.8 billion.

NEW YORK TAXES--

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing New York law:

    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on his pro rata portion of each Bond when interest on the Bond is received by the Trust. In the opinion of bond counsel delivered on the date of issuance of the Bond, such interest will be exempt from New York State and City personal income taxes except where such interest is subject to Federal income taxes (see Taxes). A noncorporate Holder of Units of the Trust who is a New York State (and
  City) resident will be subject to New York State (and City) personal income taxes on any gain recognized when he disposes of all or part of his pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any such gain unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine his tax basis for his pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for Federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder's pro rata portion of the Bonds is generally not excludable from income in computing New York State and City corporate franchise taxes.

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined Federal and state individual income tax rates. This table reflects projected Federal income tax rates and tax brackets for the 1998 taxable year and state income tax rates that were available on the date of the Prospectus. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and Federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the Federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 1998 tax year would need a taxable investment yielding 9.06% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax and state income tax.

                           STATE OF CALIFORNIA
1998 TAX YEAR

                     APPROX. COMBINED          TAX EXEMPT YIELD
       TAXABLE       FEDERAL & STATE  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
    INCOME BRACKET       TAX RATE
                                           TAXABLE EQUIVALENT YIELD
                                                 JOINT RETURN
      $0-10,032           15.85%      4.75%  5.35%  5.94%   6.54%  7.13%  7.72%
    $10,033-23,776        16.70       4.80   5.40   6.00    6.60   7.20   7.80
    $23,777-37,522        18.40       4.90   5.51   6.13    6.74   7.35   7.97
    $37,523-42,350        20.10       5.01   5.63   6.26    6.88   7.51   8.14
    $42,351-52,090        32.32       5.91   6.65   7.39    8.13   8.87   9.60
    $52,091-65,832        33.76       6.04   6.79   7.55    8.30   9.06   9.81
   $65,833-102,300        34.70       6.13   6.89   7.66    8.42   9.19   9.95
   $102,301-124,500       37.42       6.39   7.19   7.99    8.79   9.59  10.39
   $124,501-155,950       38.26       6.48   7.29   8.10    8.91   9.72  10.53
   $155,951-278,450       42.93       7.01   7.89   8.76    9.64  10.51  11.39
    OVER $278,450         46.29       7.45   8.38   9.31   10.24  11.17  12.10
                                                 SINGLE RETURN
       $0-5,016           15.85%      4.75%  5.35%  5.94%   6.54%  7.13%  7.72%
    $5,017-11,888         16.70       4.80   5.40   6.00    6.60   7.20   7.80
    $11,889-18,761        18.40       4.90   5.51   6.13    6.74   7.35   7.97
    $18,762-25,350        20.10       5.01   5.63   6.26    6.88   7.51   8.14
    $25,351-26,045        32.32       5.91   6.65   7.39    8.13   8.87   9.60
    $26,046-32,916        33.76       6.04   6.79   7.55    8.30   9.06   9.81
    $32,917-61,400        34.70       6.13   6.89   7.66    8.42   9.19   9.95
   $61,401-124,500        37.42       6.39   7.19   7.99    8.79   9.59  10.39
   $124,501-128,100       38.26       6.48   7.29   8.10    8.91   9.72  10.53
   $128,101-278,450       42.93       7.01   7.89   8.76    9.64  10.51  11.39
    OVER $278,450         46.29       7.45   8.38   9.31   10.24  11.17  12.10

-------

Note: This table reflects the following:

  1 The above tax rates represent 1998 Federal income tax rates and 1997
   California Income tax rates. California has not yet published its 1998 personal income tax rates.

  2 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereto) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the table above.

  3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.

  4 The taxable equivalent yield table does not incorporate to the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  5 Interest earned on municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               STATE OF FLORIDA
1998 TAX YEAR

                                                                       TAX EXEMPT YIELD
      TAXABLE INCOME BRACKET                                    4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
   JOINT RETURN     SINGLE RETURN   EFFECTIVE FEDERAL TAX RATE*    TAXABLE EQUIVALENT YIELD
    $0-42,350         $0-25,350                15.00%           4.71% 5.29% 5.88% 6.47%  7.06%  7.65%
 $42,351-102,300    $25,351-61,400             28.00            5.56  6.25  6.94  7.64   8.33   9.03
 $102,301-124,500  $61,401-124,500             31.00            5.80  6.52  7.25  7.97   8.70   9.42
 $124,501-155,950  $124,501-128,500            31.93            5.88  6.61  7.35  8.08   8.81   9.55
 $155,951-278,450  $128,101-278,450            37.08            6.36  7.15  7.95  8.74   9.54  10.33
  OVER $278,450     OVER $278,450              40.79            6.76  7.60  8.44  9.29  10.13  10.98

  * The State of Florida does not impose tax based on income. See Note 5, below.
Note: This table reflects the following:
  1 Taxable income equals adjusted gross income ("AGI") less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 The State of Florida does not impose tax based on income. Instead, Florida utilizes an intangible tax system whereby the tax is determined based on the value of investment securities and other intangibles held by the taxpayer. Municipal obligations issued within the State of Florida generally are not subject to the intangible tax.
  5. Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                            STATE OF MARYLAND

           1998 TAX YEAR

                         APPROX. COMBINED
                          FEDERAL, STATE            TAX FREE YIELD
        TAXABLE             AND LOCAL     4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
        INCOME BRACKET       TAX RATE
                                               TAXABLE EQUIVALENT YIELD
                                                     JOINT RETURN
        $     0-
           1,000              17.64%      4.86%  5.46%  6.07%   6.68%  7.28%  7.89%
        $  1,001-
           2,000              18.95       4.94%  5.55%  6.17%   6.79%  7.40%  8.02%
        $  2,001-
           3,000              20.27       5.02%  5.64%  6.27%   6.90%  7.53%  8.15%
        $  3,001-
          42,350              21.52       5.10%  5.73%  6.37%   7.01%  7.65%  8.28%
        $ 42,351-
         102,300              33.52       6.02%  6.77%  7.52%   8.27%  9.03%  9.78%
        $102,301-
         124,500              36.29       6.28%  7.06%  7.85%   8.63%  9.42% 10.20%
        $124,501-
         155,950              37.15       6.36%  7.16%  7.96%   8.75%  9.55% 10.34%
        $155,951-
         278,450              41.91       6.89%  7.75%  8.61%   9.47% 10.33% 11.19%
        Over
         $278,450             45.33       7.32%  8.23%  9.15%  10.06% 10.93% 11.89%
                                                     SINGLE RETURN
        $     0-
           1,000              17.64%      4.86%  5.46%  6.07%   6.68%  7.28%  7.89%
        $  1,001-
           2,000              18.95       4.94%  5.55%  6.17%   6.79%  7.40%  8.02%
        $  2,001-
           3,000              20.27       5.02%  5.64%  6.27%   6.90%  7.53%  8.15%
        $  3,001-
          25,350              21.52       5.10%  5.73%  6.37%   7.01%  7.65%  8.28%
        $ 25,351-
          61,400              33.52       6.02%  6.77%  7.52%   8.27%  9.03%  9.78%
        $ 61,401-
         124,500              36.29       6.28%  7.06%  7.85%   8.63%  9.42% 10.20%
        $124,501-
         128,100              37.15       6.36%  7.16%  7.96%   8.75%  9.55% 10.34%
        $128,101-
         278,450              41.91       6.89%  7.75%  8.61%   9.47% 10.33% 11.19%
        Over
         $278,450             45.33       7.32%  8.23%  9.15%  10.06% 10.98% 11.89%

-------

Note: This table reflects the following:

  1 The Maryland state tax rate equals the state rate plus a local rate. The local tax rate, which varies among Maryland Counties, reflected in the table above is 55% of the state tax rate.

  2 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the table above.

  3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the above table.

  4 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  5 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                           STATE OF NEW JERSEY
1998 TAX YEAR

                        APPROX. COMBINED          TAX EXEMPT YIELD
   TAXABLE              FEDERAL & STATE  4.00% 4.50%  5.00%  5.50%  6.00%  6.50%
   INCOME BRACKET           TAX RATE
                                              TAXABLE EQUIVALENT YIELD
                                                    JOINT RETURN
   $      0 to  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
   $ 20,001 to  42,350       16.49%      4.79% 5.39%  5.99%  6.59%   7.18%  7.78%
   $ 42,351 to  50,000       29.26%      5.65% 6.36%  7.07%  7.77%   8.48%  9.19%
   $ 50,001 to  70,000       29.76%      5.70% 6.41%  7.12%  7.83%   8.54%  9.25%
   $ 70,001 to  80,000       30.52%      5.76% 6.48%  7.20%  7.92%   8.64%  9.36%
   $ 80,001 to 102,300       31.98%      5.88% 6.62%  7.35%  8.09%   8.82%  9.56%
   $102,301 to 124,500       34.82%      6.14% 6.90%  7.67%  8.44%   9.20%  9.97%
   $124,501 to 150,000       35.69%      6.22% 7.00%  7.78%  8.55%   9.33% 10.11%
   $150,001 to 155,950       36.27%      6.28% 7.06%  7.85%  8.63%   9.41% 10.20%
   $155,951 to 278,450       41.09%      6.79% 7.64%  8.49%  9.34%  10.18% 11.03%
   Over $278,450             44.56%      7.21% 8.12%  9.02%  9.92%  10.82% 11.72%
                                                   SINGLE RETURN
   $      0 to  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
   $ 20,001 to  25,350       16.49%      4.79% 5.39%  5.99%  6.59%   7.18%  7.78%
   $ 25,351 to  35,000       29.26%      5.65% 6.36%  7.07%  7.77%   8.48%  9.19%
   $ 35,001 to  40,000       30.52%      5.76% 6.48%  7.20%  7.92%   8.64%  9.36%
   $ 40,001 to  61,400       31.78%      5.86% 6.60%  7.33%  8.06%   8.80%  9.53%
   $ 61,401 to  75,000       34.62%      6.12% 6.88%  7.65%  8.41%   9.18%  9.94%
   $ 75,001 to 124,500       35.40%      6.19% 6.97%  7.74%  8.51%   9.29% 10.06%
   $124,501 to 128,100       36.27%      6.28% 7.06%  7.85%  8.63%   9.41% 10.20%
   $128,101 to 278,450       41.09%      6.79% 7.64%  8.49%  9.34%  10.18% 11.03%
   Over $278,450             44.56%      7.21% 8.12%  9.02%  9.92%  10.82% 11.72%

-------

Note: This table reflects the following:

  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. However, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of this phase out is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               STATE OF NEW YORK
1998 TAX YEAR

                      APPROX. COMBINED          TAX EXEMPT YIELD
   TAXABLE            FEDERAL & STATE  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
   INCOME BRACKET         TAX RATE
                                            TAXABLE EQUIVALENT YIELD
                                                  JOINT RETURN
   $0-16,000               18.40%      4.90%  5.51%  6.13%  6.74%   7.35%  7.97%
   $16,001-22,000          18.83%      4.93   5.54   6.16   6.78    7.39   8.01
   $22,001-26,000          19.46%      4.97   5.59   6.21   6.83    7.45   8.07
   $26,001-40,000          20.02%      5.00   5.63   6.25   6.88    7.50   8.13
   $40,001-42,350          20.82%      5.05   5.68   6.31   6.95    7.58   8.21
   $42,351-102,300         32.93%      5.96   6.71   7.46   8.20    8.95   9.69
   $102,301-124,500        35.73%      6.22   7.00   7.78   8.56    9.34  10.11
   $124,501-155,900        36.59%      6.31   7.10   7.89   8.67    9.46  10.25
   $155,951-$278,450       41.39%      6.82   7.68   8.53   9.38   10.24  11.09
   OVER $278,450           44.84%      7.25   8.16   9.07   9.97   10.88  11.78
                                                  SINGLE RETURN
   $0-8,000                18.40%      4.90%  5.51%  6.13%  6.74%   7.35%  7.97%
   $8,001-11,000           18.83%      4.93   5.54   6.16   6.78    7.39   8.01
   $11,001-13,000          19.46%      4.97   5.59   6.21   6.83    7.45   8.07
   $13,001-20,000          20.02%      5.00   5.63   6.25   6.88    7.50   8.13
   $20,001-25,350          20.82%      5.05   5.68   6.31   6.95    7.58   8.21
   $25,351-61,400          32.93%      5.96   6.71   7.46   8.20    8.95   9.69
   $61,401-124,500         35.73%      6.22   7.00   7.78   8.56    9.34  10.11
   $124,501-128,100        36.59%      6.31   7.10   7.89   8.67    9.46  10.25
   $128,101-$278,450       41.39%      6.82   7.68   8.53   9.38   10.24  11.09
   OVER $278,450           44.84%      7.25   8.16   9.07   9.97   10.88  11.78
------------

Note: This table reflects the following:

  1. Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the used of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective Federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

  2. Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

  3. The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4. Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               CITY OF NEW YORK
1998 TAX YEAR

                      APPROX. COMBINED
                      FEDERAL, STATE &          TAX EXEMPT YIELD
   TAXABLE             NEW YORK CITY   4.00%  4.50%  5.00%  5.50%  6.00%  6.50%  7.00%  7.50%  8.00%
   INCOME BRACKET         TAX RATE
                                               TAXABLE EQUIVALENT YIELD
                                                     JOINT RETURN
   $      0-  16,000       21.02%      5.06%  5.70%  6.33%   6.96%  7.60%  8.23%  8.86%  9.50% 10.13%
   $ 16,001-  21,600       21.44       5.09   5.73   6.36    7.00   7.64   8.27   8.91   9.55  10.18
   $ 21,601-  22,000       22.02       5.13   5.77   6.41    7.05   7.69   8.34   8.98   9.62  10.26
   $ 22,001-  26,000       22.66       5.17   5.82   6.46    7.11   7.76   8.40   9.05   9.70  10.34
   $ 26,001-  40,000       23.21       5.21   5.86   6.51    7.16   7.81   8.46   9.12   9.77  10.42
   $ 40,001-  42,350       24.02       5.26   5.92   6.58    7.24   7.90   8.55   9.21   9.87  10.53
   $ 42,351-  45,000       35.64       6.21   6.99   7.77    8.55   9.32  10.10  10.88  11.65  12.43
   $ 45,001-  90,000       35.68       6.22   7.00   7.77    8.55   9.33  10.11  10.88  11.66  12.44
   $ 90,001- 102,300       35.73       6.22   7.00   7.78    8.56   9.33  10.11  10.89  11.67  12.45
   $102,301- 124,500       38.40       6.49   7.31   8.12    8.93   9.74  10.55  11.36  12.18  12.99
   $124,501- 155,900       39.23       6.58   7.41   8.23    9.05   9.87  10.70  11.52  12.34  13.17
   $155,951-$278,450       43.83       7.12   8.01   8.90    9.79  10.68  11.57  12.46  13.35  14.24
   Over $278,450           47.14       7.57   8.51   9.46   10.41  11.35  12.30  13.24  14.19  15.13
                                                    SINGLE RETURN
   $      0-   8,000       21.02%      5.06%  5.70%  6.33%   6.96%  7.60%  8.23%  8.86%  9.50% 10.13%
   $  8,001-  11,000       21.44       5.09   5.73   6.36    7.00   7.64   8.27   8.91   9.55  10.18
   $ 11,001-  12,000       22.08       5.13   5.78   6.42    7.06   7.70   8.34   8.98   9.63  10.27
   $ 12,001-  13,000       22.66       5.17   5.82   6.46    7.11   7.76   8.40   9.05   9.70  10.34
   $ 13,001-  20,000       23.21       5.21   5.86   6.51    7.16   7.81   8.46   9.12   9.77  10.42
   $ 20,001-  25,000       24.02       5.26   5.92   6.58    7.24   7.90   8.55   9.21   9.87  10.53
   $ 25,001-  25,350       24.07       5.27   5.93   6.58    7.24   7.90   8.56   9.22   9.88  10.54
   $ 25,351-  50,000       35.68       6.22   7.00   7.77    8.55   9.33  10.11  10.88  11.66  12.44
   $ 50,001-  61,400       35.73       6.22   7.00   7.78    8.56   9.33  10.11  10.89  11.67  12.45
   $ 61,401- 124,500       38.40       6.49   7.31   8.12    8.93   9.74  10.55  11.36  12.18  12.99
   $124,501- 128,100       39.23       6.58   7.41   8.23    9.05   9.87  10.70  11.52  12.34  13.17
   $128,101-$278,450       43.83       7.12   8.01   8.90    9.79  10.68  11.57  12.46  13.35  14.24
   Over $278,450           47.14       7.57   8.51   9.46   10.41  11.35  12.30  13.24  14.19  15.13

-------
Note: This table reflects the following:

  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective Federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AIG in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR, BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

INDEX:

                                                                            PAGE
                                                                            ----
SUMMARY OF ESSENTIAL INFORMATION........................................... A-2
PORTFOLIO SUMMARY AS OF DATE OF DEPOSIT.................................... A-5
UNDERWRITING............................................................... A-9
INDEPENDENT AUDITORS' REPORT............................................... A-10
STATEMENTS OF FINANCIAL CONDITION OF THE TAX EXEMPT SECURITIES TRUST....... A-11
NOTES TO PORTFOLIOS OF SECURITIES.......................................... A-20
TAX EXEMPT SECURITIES TRUST................................................ B-1
 THE TRUSTS................................................................ B-1
 OBJECTIVES................................................................ B-1
 PORTFOLIO................................................................. B-1
 RISK FACTORS.............................................................. B-2
 THE UNITS................................................................. B-12
 TAXES..................................................................... B-13
 EXPENSES AND CHARGES...................................................... B-14
PUBLIC OFFERING............................................................ B-15
 OFFERING PRICE............................................................ B-15
 METHOD OF EVALUATION...................................................... B-16
 DISTRIBUTION OF UNITS..................................................... B-16
 MARKET FOR UNITS.......................................................... B-17
 EXCHANGE OPTION........................................................... B-17
 REINVESTMENT PROGRAMS..................................................... B-17
 SPONSOR'S AND UNDERWRITERS' PROFITS....................................... B-17
RIGHTS OF UNIT HOLDERS..................................................... B-18
 CERTIFICATES.............................................................. B-18
 DISTRIBUTION OF INTEREST AND PRINCIPAL.................................... B-18
 REPORTS AND RECORDS....................................................... B-19
 REDEMPTION OF UNITS....................................................... B-20
SPONSOR.................................................................... B-21
 LIMITATIONS ON LIABILITY.................................................. B-21
 RESPONSIBILITY............................................................ B-21
 RESIGNATION............................................................... B-21
TRUSTEE.................................................................... B-21
 LIMITATIONS ON LIABILITY.................................................. B-22
 RESIGNATION............................................................... B-22
EVALUATOR.................................................................. B-22
 LIMITATIONS ON LIABILITY.................................................. B-22
 RESPONSIBILITY............................................................ B-22
 RESIGNATION............................................................... B-22
AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT........................... B-22
 AMENDMENT................................................................. B-22
 TERMINATION............................................................... B-23
LEGAL OPINION.............................................................. B-23
AUDITORS................................................................... B-23
BOND RATINGS............................................................... B-23
FEDERAL TAX FREE VS. TAXABLE INCOME........................................ B-25
THE STATE TRUSTS........................................................... C-1
TAX FREE VS. TAXABLE INCOME................................................ C-21

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

     TAX EXEMPT SECURITIES TRUST
                                  -----------

                               18,000 UNITS
                                  -----------
                                   Prospectus

                            Dated May 15, 1998
                                  -----------

                             SALOMON SMITH BARNEY
                             -------------------------------

                             A Member of TravelersGroup LOGO

                                    SPONSOR

                               SMITH BARNEY INC.
                              388 GREENWICH STREET
                                   23RD FLOOR
                            NEW YORK, NEW YORK 10013
                                 (800) 223-2532


-------
Salomon Smith Barney is the service mark used by Salomon Brothers Inc and Smith Barney Inc., affiliated but separately registered broker/dealers under common control of Salomon Smith Barney Holdings Inc.

           PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                             IDENTIFICATION NO.
                                                             ------------------
I. Bonding Arrangements and Date of Organization
   of the Depositor filed pursuant to Items A and
   B of Part II of the Registration Statement on
   Form S-6 under the Securities Act of 1993:

    Smith Barney Inc.                                           2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-
    1 of the Securities Exchange Act of 1934:

    Smith Barney Inc.                                            8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933
     (Charter, By-Laws):

    Smith Barney Inc.                                33-65332, 33-36037

  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

    Smith Barney Inc.                                        13-1912900
    The Chase Manhattan Bank                                 13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
   Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
  Consent of Independent Auditors.

  The following exhibits:

 1.1   --Form of Trust Indenture and Agreement (incorporated by reference to
        Exhibit 4.a to the Registration Statement of Tax Exempt Securities
        Trust, Series 265, 1933 Act File No. 33-15123).
 1.1.1 --Form of Reference Trust Agreement (incorporated by reference to
        Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933
        Act File No. 33-58591).
 1.2   --Form of Agreement Among Underwriters (incorporated by reference to
        Exhibit 99 to the Registration Statement of Tax Exempt Securities
        Trust, Series 384, 1933 Act File No. 33-50915).
 2.1   --Form of Certificate of Beneficial Interest (included in Exhibit 1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
        "Taxes", "Legal Opinion" and "New York Taxes" in the Prospectus.
 3.2   --Opinion of special California counsel.
 3.3   --Opinion of special Florida counsel.
 3.4   --Opinion of special Maryland counsel.
 3.5   --Opinion of special New Jersey counsel.
 4.1   --Consent of the Evaluator.
 5.1   --Consent of KPMG Peat Marwick LLP.

                                   SIGNATURES

  The registrant, Tax Exempt Securities Trust, Florida Trust 81, Maryland Trust 102, New Jersey Trust 133 and New York Trust 167, hereby identifies Series 1, Series 357 and National Trust 208 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That is has complied with Rule 460 under the Securities Act of 1933.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK, ON THE 14TH DAY OF MAY, 1998.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (GEORGE S. MICHINARD, JR.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Smith Barney Inc.:

                                                  James Dimon

                                                  Deryck C. Maughan


                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (GEORGE S. MICHINARD, JR.,
                                                     ATTORNEY-IN-FACT)
--------

  * Pursuant to Powers of Attorney filed under the 1933 Act file Numbers 33-56722 and 33-51999 and 333-41765.